Exhibit 99.1

Operating and financial results For the six months ended 30 June 2018

JOHANNESBURG, 27 August 2020: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating results and condensed consolidated interim financial statements for the six months ended 30 June 2020.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2020

●	Record headline earnings of SA 350 cps (US 21 cps)
●	Record normalised earnings of R8.8 billion (US$531 million) and adjusted free cash flow of R10.9 billion (US$655 million)
●	Interim dividend of R1.3 billion (US$79 million) declared - SA 50 cps or US 11.8 cents per ADR (at US$/R16.97)
●	0.55x net debt: adjusted EBITDA[3] - deleveraged back to levels pre the PGM acquisition strategy
●	In excess of R1.6 billion invested into COVID-19 social relief efforts

US dollar						SA rand
Six months ended						Six months ended
Jun 2019	Dec 2019	Jun 2020		KEY STATISTICS		Jun 2020	Dec 2019	Jun 2019
				UNITED STATES (US) OPERATIONS
				PGM operations[1,2]
284,773	309,202	297,740	oz	2E PGM production[2]	kg	9,261	9,617	8,857
421,450	431,681	397,472	oz	PGM recycling[1]	kg	12,363	13,427	13,109
1,285	1,508	1,837	US$/2Eoz	Average basket price	R/2Eoz	30,621	22,150	18,247
208.3	295.9	360.0	US$m	Adjusted EBITDA[3]	Rm	6,002.0	4,332.5	2,958.4
26	28	26%		Adjusted EBITDA margin[3]	%	26	28	26
772	795	866	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	14,429	11,678	10,965
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations [2,5]
627,991	980,343	657,828	oz	4E PGM production[2]	kg	20,461	30,492	19,533
1,224	1,475	2,002	US$/4Eoz	Average basket price	R/4Eoz	33,375	21,671	17,377
143.8	464.5	542.8	US$m	Adjusted EBITDA[3]	Rm	9,050.1	6,753.2	2,043.0
33	32	42%		Adjusted EBITDA margin[3]	%	42	32	33
932	1,074	1,156	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	19,277	15,779	13,228
				Gold operations
344,752	587,908	403,621	oz	Gold produced	kg	12,554	18,286	10,723
1,308	1,432	1,613	US$/oz	Average gold price	R/kg	864,679	676,350	597,360
(207.0)	140.0	100.9	US$m	Adjusted EBITDA[3]	Rm	1,682.9	1,967.7	(2,937.1)
(49)	16	16%		Adjusted EBITDA margin[3]	%	16	16	(49)
1,904	1,347	1,493	US$/oz	All-in sustaining cost[4]	R/kg	800,048	636,405	869,141
				GROUP
(18.1)	22.6	563.1	US$m	Basic earnings	Rm	9,385.0	316.8	(254.7)
(89.0)	19.3	561.5	US$m	Headline earnings	Rm	9,360.4	254.9	(1,263.1)
141.9	892.4	990.4	US$m	Adjusted EBITDA[3]	Rm	16,514.0	12,937.5	2,018.5
14.20	14.69	16.67	R/US$	Average exchange rate using daily closing rate
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 8.1 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “salient features and cost benchmarks - six months” for the definition of All-in sustaining cost
5The SA PGM operations’ results for the six months ended 30 June 2019 included the Marikana operations for the one month since acquisition

Stock data for the six months ended 30 June 2020		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (high/low)	R16.53 to R49.45
- at 30 June 2020	2,676,001,886	Average daily volume	22,482,104
- weighted average	2,673,616,767	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	81%	Price range per ADR (high/low)	US$3.68 to US$13.25
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	3,918,149

The price range and volume provided includes the share information of Sibanye Gold Limited until 18 February 2020 and the share information of Sibanye Stillwater Limited from 19 February 2020 pursuant to the scheme of arrangement with a one to one share exchange ratio. The Sibanye Stillwater shares commenced trading on 19 February 2020 and the average daily volume per ordinary share and per ADR share was 23,270,606 and 3,473,356 respectively and the price range high and low was the same as reflected in the table above

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The Group delivered solid operating results for the six months ended 30 June 2020 (H1 2020), with production from all the operating segments increasing year-on-year despite the challenges and disruptions posed by the global COVID-19 pandemic. Along with significantly higher precious metal prices received for the period, the operational results underpinned a robust financial performance from the Group. Record six month adjusted EBITDA of R16,514 million (US$990 million) for H1 2020 was 718% higher than for the comparable period in 2019 and attributable profit of R9,385 million (US$563 million) compared with a R255 million (US$18 million) loss for H1 2019.

Normalised earnings of R8,845 million (US$531 million) and adjusted free cash flow of R10,921 million (US$655 million), facilitated continued delivery on our strategic imperatives, specifically, ongoing reduction of debt and balance sheet leverage to 0.55x net debt: adjusted EBITDA and the resumption of cash dividends, with a R1,338 million interim dividend (US$79 million at assumed US$/R16.97 rate) declared based on the current shares in issue.

The efforts to contain the impact of the COVID-19 pandemic extended beyond our operations however, with the consequent economic and social devastation requiring an intensified focus on the social element of our environmental, social and governance (ESG) strategic pillar, in order to provide critical support to our employees and communities. The continued improvement in the Group safety performance and the substantial financial and social assistance provided to employees and their communities has complemented the operating and financial performance delivered during the period. We committed over R1.5 billion in financial support to employees not at work during the period and over R100 million was committed to community and government support. Further details are provided below.

SAFE PRODUCTION

The continued improvement in Group safety performance for H1 2020 is noteworthy and achieved in exceptional circumstances, with adjustment to protocols and distractions caused by COVID-19 resulting in reduced levels of production in South Africa for a substantial portion of the second quarter. Safe production milestones included the Group recording its first fatality free quarter (Q2 2020) since Q4 2018, with the SA gold operations achieving a remarkable deep level hard rock safe production milestone of 12.4 million fatality free shifts by the end of H1 2020.

Regrettably, after achieving 13 million fatality free shifts on 4 August 2020, the SA gold operations have subsequently had two fatalities. On 8 August 2020, Mr Mfuneko Manikela, a contractor employed at Thuthukani Shaft, Kloof, was travelling in a centre gully to collect equipment when he was caught in ore flowing down the raise line. He was 36 years old and is survived by his wife. On 13 August 2020 Mr Bonginkosi Deric Hlophe, a learner miner at Hlanganani Shaft, Driefontein was struck by a gravity fall of ground while travelling above a strike gully. He was 38 years old and is survived by his wife and three dependents. The Board and management of Sibanye-Stillwater have extended condolences and support to the families of the deceased colleagues.

These tragic incidents are a stark reminder that the dynamic environment in which we operate is unyielding and the focus on safe production by adhering to safety rules, standards and procedures, requires ongoing attention. The additional mental and emotional fatigue associated with COVID-19 and its impact in the work environment is continually evaluated. We continue to drive our safety improvement strategy to secure real risk reduction through three pillars of our safety improvement strategy: an enabling environment, empowered people and fit for purpose systems.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Managing the safety, health and social implications of COVID-19

The Group employs over 80,000 people at its geographically diversified operations in three countries, supports local communities and a diverse supplier network in these regions and makes a significant contribution to regional and local economies. The spread of COVID-19 was identified and prioritised as a significant risk by the Group in February 2020. To protect the safety, health and wellbeing of our employees, contractors and communities, extensive safety and health protocols were developed and implemented to mitigate the risk in the work environment, while ensuring the ongoing continuity and sustainability of the operations.

Measures taken are regional and operational specific and in South Africa, are in line with the guideline for a mandatory code of practice for management and mitigation of COVID-19, include protocols for remote work arrangements, limitations on travel and direct engagement, physical distancing, usage of appropriate personal protective equipment (PPE), screening and testing and the provision of quarantine and isolation facilities by the South African operations to reduce the possible pressure on public health facilities.

At the US PGM operations, the pragmatic approach to managing the threat of the COVID-19 pandemic taken by the Montana public health authorities and proactive actions taken by management to reduce the number of employees and contractors on site, enabled the US operations to continue operating largely unaffected throughout H1 2020, minimising the potential financial and social consequences of COVID-19 on our employees and communities in the region. An increase in infections in Montana as the US reduces COVID-19 restrictions is possible, although the imposition of further operating restrictions is considered unlikely.

In contrast, the indefinite extension of the initial three week lockdown by the authorities in South Africa, and the increasingly inconsistent regulatory approach, created heightened uncertainty and resulted in severe economic and social distress throughout the country. Balancing the necessity for prudent operational management in order to ensure the ongoing viability and sustainability of the SA operations while recognising the dire situation facing our employees and communities in South Africa and the critical need for appropriate financial, mental and emotional support, posed a significant challenge.

Notwithstanding the uncertain outlook and heightened risks, significant efforts continue to be made by the Group to assist stakeholders and contribute to the national efforts to manage the threat posed by the COVID-19 pandemic.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 2

Contributions made by Sibanye-Stillwater during Q2 2020 to support various stakeholders included:

●	Financial contributions including approximately R1,500 million in wages, Unemployment Insurance Fund payments (UIF) and cash advances extended to non-working employees, pending payment of some claims made but not paid by the UIF
●	Salary sacrifices by the Board and Executive management which were donated to the national solidarity fund of just over R2 million
●	Donations of approximately R23 million to COVID-19 national relief funds
●	Financial assistance of over R14.5 million committed to service providers and suppliers from local communities
●	Approximately 9,400 food parcels distributed to destitute communities, 20 water tanks donated to communities around Marikana without access to clean water and blankets and mattresses to local homeless shelters, amounting about R5.5 million
●	Critical support to Government health care efforts including the donation of scarce PPE to the value of R2 million, approximately R3 million to sanitise local health facilities, old age homes, schools and taxi ranks and a contribution of approximately R1.8 million to assist with community tracing and screening
●	Approximately R45 million spent on the preparation and conversion of existing Company accommodation and hospitals to quarantine and isolation facilities, in order to assist local government by alleviating pressure on public health care facilities
●	Over R1 million budgeted for extensive and ongoing community awareness and education programmes
●	In partnership with the University of the Witwatersrand in SA, we supplied 3,700 face shields to frontline health workers working in health facilities around our operations

For more information on our COVID-19 efforts, please refer to our website at https://www.sibanyestillwater.com/news-investors/news/responding-to-covid-19/.

Operations in SA were suspended during the first five weeks of the national lockdown, with a progressive ramp-up in capacity permitted from May 2020 subject to COVID-19 workplace restrictions being applied. Revised work arrangements allowing for greater social distancing continued to be necessary however, especially in the more congested labour-intensive environments. As a result, a gradual, phased approach to the SA production build-up was adopted, with between 65 - 75% of employees recalled and 70% - 86% of planned production run rates achieved by the end of H1 2020.

The initial risk-based framework adopted by the SA government, that informed the application of the initial stringent three-week social and economic lockdown and the subsequent two week extension appears to have been abandoned, with the Government subsequently adopting a more adaptive adjustment of the regulations and indefinitely extending the lockdown, adding uncertainty to an already fraught environment. Despite COVID-19 infections increasing substantially in the inland provinces during June and July and a high number of confirmed cases across the South African mining industry, we have not experienced undue pressure to suspend operations during this phase. This is ascribed to a number of factors including the early development and implementation of comprehensive COVID-19 health and safety protocols at our operations, the recognition of wide-spread community transmission, our adoption of a phased approach to the production ramp-up, the readiness of public and private health services to cope with the pandemic and the imperative of sustaining economic activity to avert further social distress in the country.

There is clear evidence globally that people of advanced age or with pre-existing medical conditions (or co-morbidities) are more susceptible to developing severe and possibly fatal COVID-19 symptoms and it is our imperative to protect vulnerable employees. While we attempt to adapt or provide alternative working arrangements for such employees, it has unfortunately become necessary to restrict certain vulnerable employees (currently estimated at between 5-8% of the workforce) from reporting for duty until the threat of COVID-19 has diminished. This will result in temporarily operating at staffing levels below our original plans, with critical skills to be secured through contracting arrangements where necessary. As such, optimal production levels are therefore only likely to be reached by Q4 2020.

SA’s strategy to mitigate the spread of COVID-19 now revolves around non-pharmaceutical interventions, targeted social measures and restrictions on activities that give rise to heightened levels of transmission in society while permitting economic activity to the greatest extent that is prudent.  The rate of new infections has passed a peak in most provinces with daily confirmed and active cases declining. This trend is mirrored at our operations with infection rates, particularly at our SA PGM operations declining substantially since the peaks experienced in mid-July 2020. While it is envisaged that it will be necessary to sustain current measures for a prolonged period to avoid a resurgence in COVID-19 cases, the likelihood of more stringent measures being re-imposed appears remote at present.

Marikana renewal and restitution

The acquisition of Lonmin, which was finally concluded in June 2019, followed a detailed due diligence which recognised the tragic legacy associated with Marikana and the ongoing consequences which would accompany the acquisition, due to a lack of closure and justice for stakeholders affected by the events in August 2012.

Lonmin was facing financial failure which would have had severe and lasting repercussions for all stakeholders in the region. The acquisition by Sibanye-Stillwater has already ensured a more economically viable and sustainable future for these operations and all stakeholders. Sibanye-Stillwater has committed to a process of renewal and restitution at Marikana and sees the change in ownership of the assets as an opportunity to honour the past, bring closure and create a new future together with stakeholders in the region.

This commitment includes:

●	Ensuring delivery on outstanding SLP commitments made by Lonmin and engaging in new and impactful SLP agreements

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 3

●	Fostering healing and closure by:
−	Providing ongoing counselling and emotional support for the widows and their families
−	Ensuring educational support and sustainability for the widows and the141 beneficiaries
−	Pursuing unfulfilled justice and restitution for those affected

On 14 August 2020, Sibanye-Stillwater hosted an inaugural virtual Marikana Memorial lecture in honour of the 44 employees who lost their lives in 2012. At this event, a commitment was made that Sibanye-Stillwater would seek full reconciliation within the mining communities around Marikana so that this situation will never happen again. This would be achieved in three stages:

1.	All stakeholders would have to critically and honestly acknowledge the historical practices that contributed to social injustice and violence, akin to a Truth and Reconciliation commission.
2.	Sibanye-Stillwater would undertake constructive and transparent engagement with all stakeholders (akin to our Good Neighbour agreement at our US PGM operations) in order to catalyse change in the region.
3.	The creation of the development of a social and economic compact that would create superior value for all stakeholders, and one that would leave a legacy beyond mining by increasing engagement about socioeconomic growth and development to address poverty, unemployment and inequality and would create a sustainable future for mining and mining communities.

As part of the Memorial events, Sibanye-Stillwater handed over six houses to the widows of some of the deceased with a commitment to deliver a further 13 houses by the end of the year. A memorial wall was also unveiled in recognition of the tragedy and in honour of the deceased.

Our approach to engagement is centred on shared value to ensure the sustainable social development of communities by working collaboratively with government, non-governmental organisations and communities, with representative stakeholder forums formed and the planning of bigger regional renewal projects.

OPERATING SUMMARY (for more detail refer to page 8-10)

US PGM operations

The classification of PGMs, particularly platinum, as essential products by the US authorities due to their widespread use in medicines and medical products and a critical role in agriculture and catalysis in the oil refining industry, together with the pro-active implementation of COVID-19 protocols and steps taken to comply with social distancing requirements, enabled the US mining operations to continue operating largely uninterrupted throughout H1 2020. Productivity was however affected by additional time required to accommodate social distancing requirements, resulting in the US PGM operations achieving 89% of planned production levels for Q2 2020.

Mined 2E PGM production of 297,740 2Eoz was 5% higher than for H1 2019, with recycled production of 397,472 3Eoz 6% lower, primarily due to a global slowdown of auto catalyst collections and deliveries and logistical constraints caused by the global imposition of COVID-19 restrictions. All-in sustaining cost (AISC) of US$866/ 2Eoz for H1 2020 was 12% higher than for the comparable period, largely due to lower 2E PGM production from the Stillwater mine complex. Higher royalties and taxes, as a result of higher than plan PGM basket prices were also a contributing factor, adding US$41 per ounce to the year-on-year variance. Although the US region was able to continue operating during the COVID-19 pandemic, the pandemic has resulted in further cost inflation. Since March 2020, the region has incurred approximately US$3 million in COVID-19 related expenditure.

The average realised mined 2E PGM basket price for H1 2020 of US$1,837/2Eoz was 43% higher than for H1 2019 with the average realised recycling 3E PGM basket price benefiting from the higher rhodium price, increasing 87% year-on-year to US$2,238/3Eoz and boosting revenue by 73% compared to H1 2019, to US$1,381 million. Adjusted EBITDA increased to US$360 million for H1 2020, a 73% increase compared with H1 2019, with the US PGM operations contributing 36% of Group adjusted EBITDA. The recycling operations generated adjusted EBITDA of US$27 million for H1 2020.

COVID-19 measures taken to reduce the number of people on site in response to COVID-19, included suspending specific growth capital activities, largely associated with the Stillwater East mine (Blitz). Given the delays caused by COVID-19 along with improved geological and geotechnical knowledge gained as a result of new development and drilling, a review of the ramp up schedule is being conducted. Early indications are that the Blitz project will be delayed by up to 18 months. Further detail will be provided once the study has been concluded. The Fill the Mill project (FTM) is advancing according to schedule and within budget, with an annualised steady state production run rate increase of 40,000 2Eoz. This project is expected to yield an NPV of over US$400m and an IRR of 124% at the spot 2E PGM basket price.

SA operations

In contrast to the US PGM operations, the stringent economic and social restrictions imposed in South Africa from late March 2020, significantly impacted production from the SA operations during the latter part of H1 2020 with the SA PGM operations achieving only 50% of expected 4E PGM production for Q2 2020, 43% lower than for Q1 2020. The SA gold operations achieved 54% of expected production for Q2 2020, a 32% decline compared to Q1 2020.

Following constructive engagement with the South African Department of Mineral Resources and Energy, a progressive ramp up to 50% of capacity was permitted from May 2020, with a further relaxation of restrictions allowing a build-up to full capacity from June, subject to COVID-19 workplace protocols being observed.  Revised work arrangements allowing for greater social distancing, especially in the more congested labour-intensive environments require the adoption of a gradual, phased production build up. At the end of H1 2020, between 65%-75% of employees had been recalled, with the SA operations forecast to achieve optimal production levels in Q4 2020 as outstanding members of the workforce are recalled. As a result of further relaxation of restrictions, approximately 80% of employees from the SA PGM operations and 86% of employees from the SA gold operations had been recalled by 24 August 2020.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 4

Notwithstanding COVID-19 impacts, production from the SA PGM and SA gold operations for H1 2020 was higher than for the comparable period in 2019.

SA PGM operations

4E PGM production from the SA PGM operations increased by 5% year-on-year to 657,828 4Eoz, with the inclusion of the Marikana operation for the full six month period offsetting lost production due to COVID-19 disruptions. AISC of R19,277/4Eoz (US$1,156/4Eoz) was 46% higher year-on-year, predominantly due to significantly lower production in Q2 2020 resulting from COVID-19 related disruptions and the inclusion of relatively higher cost of Marikana production (due to entirely conventional production, which is higher cost relative to the significant amount of lower cost mechanised production at Rustenburg and Kroondal and the cost of the Marikana smelting and refining operations) which comprised 42% of production for the period compared with 13% for H1 2019.

The integration of Marikana has continued to progress positively, with the Marikana operation contributing R3,943 million (US$237 million) or 44% of total adjusted EBITDA from the SA PGM operations for H1 2020. Identified annual synergies from Marikana have more than doubled from initial estimates of approximately R730 million per annum, to an estimated annual run rate of up to R1.85 billion in annual synergies by the end of 2020.

The average 4E PGM basket price for H1 2020 was 92% higher at R33,375/4Eoz (US$2,002/4Eoz) than for H1 2019, mainly due to a 17% weaker rand exchange rate and significantly higher PGM prices with the average palladium and rhodium prices respectively 51% and 211% higher compared to H1 2019. The inclusion of full  revenue from the Rustenburg operation (deferred from Q1 2019 onwards due to the change from the purchase of concentrate (PoC) to the toll treatment processing arrangement) and the Marikana operation (acquired in June 2019 for the full six month period), together with the 92% higher average 4E PGM basket price resulted in adjusted EBITDA increasing 343% to R9,050 million (US$543 million) from R2,043 million (US$144 million) in H1 2019, with the adjusted EBITDA margin increasing from 33% for H1 2019 to 42% for H1 2020. The SA PGM operations contributed 54% of Group adjusted EBITDA for the period.

As a result of the noteworthy strength in PGM prices and the ongoing depreciation of the rand versus the US$, the average basket price for Q3 2020 to date has remained steady above R30,000/4Eoz, reaching a record level of over R37,000/4Eoz in August. Should these prices persist, and as production normalises over the course of H2 2020, the financial outlook for the remainder of the year is extremely robust.

SA gold operations

Production from the SA gold operations of 12,554kg (403,621oz) for H1 2020 was 17% higher than for the comparable period in 2019, with AISC decreasing by 8% to R800,048/kg (US$1,493/oz) compared to the same period in 2019, which was impacted by the AMCU strike across the managed SA Gold operations (excluding DRDGOLD).

Gold production from the managed gold operations (excluding DRDGOLD), increased by 24% to 10,167kg (326,877oz) compared to the same period in 2019 despite the disruptions caused by the national COVID-19 lockdown, largely reflecting the operational recovery post the AMCU strike in H1 2019. The COVID-19 disruptions affected most of the April 2020 milling period with a steady build-up from May into June. By the end of June almost 70% of the teams had returned to work and were operating at slightly above planned efficiency levels. Despite significantly lower production due to the COVID-19 disruptions in Q2 2020, AISC from the managed SA gold operations decreased by 14% to R846,741/kg (US$1,580/oz) compared to the same period in 2019. However, due to the COVID-19 disruptions, actual AISC remains well above our AISC forecast that would be expected under normalised production conditions.

The average received rand gold price for H1 2020 of R864,679/kg (US$1,613/oz) was 45% higher than for the same period in 2019, which, combined with a 24% increase in sales, resulted in adjusted EBITDA from the SA gold operations increasing to R1,683 million (US$101 million) from a loss of R2,937 million (US$207 million) in H1 2019.

Gold remains well supported in a low interest and economically uncertain environment with the rand gold averaging over R1 million/kg, for Q3 2020 to date, 12% higher than the H1 2020 average. With 86% of employees from the SA gold operations been recalled and 90% of productive capacity achieved by 24 August, the outlook for H2 2020 is positive.

FINANCIAL SUMMARY

Group revenue for H1 2020 of R55,019 million (US$3,301 million) for H1 2020, underpinned by higher production from all of the Group operating segments, was 134% higher than for the comparative period in 2019 with adjusted EBITDA of R16,514 million (US$990 million), 718% higher than for H1 2019 (R2,019 million (US$142 million)). This provides a clear signal of the significant transformation of the Group resulting from its strategic growth in the PGM industry, with the SA gold operations contributing 10% of Group adjusted EBITDA.

Group reported profit for the period of R9,731 million (US$584 million) compared with a loss of R171 million (US$12 million) for H1 2019. Basic earnings of SA 351 cents per share (US 21 cents per share) and headline earnings of SA 350 cents per share (US 21 cents per share), were significantly higher than the SA 11 cents per share (US 1 cent per share) basic loss and SA 54 cents per share (US 4 cents per share) headline loss in H1 2019.

Group borrowings at the end of H1 2020 of R26,374 million were 3% lower compared to borrowings of R27,087 million at the end of H1 2019 and R23,736 million at the end of H2 2019. Group borrowings are predominantly US$ denominated however, and gross debt in rand terms, due to depreciation of the rand year-on-year, does not fully reflect the R6,461 million (US$420 million) net repayment of loans since H1 2020. In US dollar terms Group borrowings of US$1,520 million were 21% lower than US$1,921 million borrowings at the end of H1 2019 and 10% lower than US$1,695 million at the end of H2 2019.

Group adjusted free cash flow of R10,921 million (US$655 million) was in stark contrast to a free cash outflow of R2,281 million (US$161 million) for H1 2019. Cash and cash equivalents increased by R6,422 million (US$293 million) for H1 2020 to R12,041

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 5

million (US$694 million) at the end of the period, resulting in a 23% decline in net debt (excluding Burnstone debt which is non-recourse) decreasing from R20,880 million (US$1,481 million) for H1 2019 to R16,136 million (US$930 million) for H1 2020.

On a trailing 12-month basis, adjusted EBITDA (as per covenant agreements – see note 8.1 on page 29 for detail) increased by 354% to R29,451 million (US$1,878 million) for H1 2020, from R6,492 million (US$458 million) for H1 2019. This increase was due to various factors, including: higher precious metals prices, the inclusion of Marikana for the full 12-month period, the inclusion of adjusted EBITDA from the Rustenburg operations for the full period (no revenue or adjusted EBITDA recognised in Q1 2019 due to the change from a PoC to Toll processing arrangement) and the improved profitability of the SA gold operations following the AMCU strike in H1 2019.

Consequently, Net debt: adjusted EBITDA has declined meaningfully from 1.25x at the end of H2 2019 and 0.75x at the end of Q1 2020, to 0.55x at 30 June 2020, well below our internal leverage targets, illustrating the Groups robust financial position and the clear benefits of Sibanye-Stillwater’s unique geographic and commodity diversification and timeous strategic growth.

The US$ convertible bond, including the derivative component, accounted for R9,290 million (US$535 million) or 58% of net debt for H1 2020. Sibanye-Stillwater has a soft call option on this convertible instrument which is exercisable from October 2020 under specific conditions. Should this call option be exercised, net debt would decline to a pro-forma R6,847 million (US$395 million), implying a pro-forma reduction in adjusted net debt: adjusted EBITDA to 0.2x, which is in line with our debt levels prevailing before the Group’s strategic growth in the PGM sector took place and well below peer averages. Annual coupon costs would also reduce by approximately US$7.2 million.

Normalised earnings which are more reflective of operational earnings and are the basis for the declaration of dividends as per the Group dividend policy (see note 6 on page 27), increased by R10,956 million (US$679 million), to R8,845 million (US$531 million) from a R2,111 million (US$149 million) loss in H1 2019. This has positioned the Group to resume cash dividends, which were suspended following the acquisition of Stillwater in H1 2017, which resulted in a temporary increase in Group debt.

After due consideration the Board has declared an interim dividend of SA 50 cents per share (US 2.9466 cents per share or US 11.7864 per ADR) or R1,338 million (US$79 million) for H1 2020. The interim dividend declared equates to 15% of normalised earnings for H1 2020, which is below the 25% - 35% payout range of our policy, but given enduring uncertainty around the ongoing impact of COVID-19, the Board has deemed this declaration as prudent under the current circumstances. The Board will review the dividend at the end of the year according to the dividend policy.

Of note, is that this relatively conservative interim dividend is higher than the full year dividends paid by the Group between 2013-2015, which at that point reflected an average dividend yield of approximately 5% per annum. This is clear evidence of the Group’s cash generative ability and significant value accretive growth achieved since late 2016.

In addition to dividends to shareholders, post period end approximately R135 million in operational dividends have been paid to employees who are participants of employee share option plans at Marikana and Rustenburg.

* Based on an exchange rate of R16.9689/US$ at 24 August 2020 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

COMMODITY MARKETS

PGMs

The COVID-19 pandemic has resulted in major disruption to the global automotive industry with global new vehicle sales for 2020 expected to drop by up to 20% from original forecasts to approximately 70 million passenger vehicles. This is despite the V-shaped economic recovery in China and a recovery in the US auto market supported by OEM and government incentives. A progressive recovery in demand is expected over 2021 and 2022, with passenger vehicle sales expected to return to 2019 levels by 2022. Short term forecasts remain subject to significant volatility as the pandemic unfolds however.  The implications for the mobility ecosystem including evolution of the power train mix, changing mobility requirements, patterns of private vehicle ownership, and preferences for public, private or shared transport are yet to be fully appreciated, with long term trends unlikely to mirror the short term reactions of consumers to cope with the threat of COVID-19.

Global PGM supply shortfalls, from primary mined and recycled sources, have largely offset this drop in demand, keeping the PGM markets largely in balance for 2020. As a result of initial strict lockdown restrictions on production and a gradual return to normalised production levels from mines in South Africa, a decline in global primary PGM supply of approximately 15% is anticipated in 2020, with rhodium supply most severely affected. Despite ‘cash for clunkers’ incentives around the world, recycling volumes in the latter part of H1 2020 were negatively impacted by global logistical restrictions, staff shortages, financial liquidity and pipeline financing limitations, which continue to constrain the recovery in the recycling value chain. A 15% year-on-year decline in recycling supply is forecast in 2020, with weak consumer demand resulting in a further 20% year-on-year decline in platinum jewellery sales from levels forecast prior to COVID-19.

We are projecting reduced deficits in palladium and rhodium over 2020 and 2021 with markets closer to balance before sustained (and material) deficits resume in 2022. While a narrower platinum surplus is anticipated in 2020, due to supply disruption from SA, a return closer to normalised production levels in South Africa by year-end is likely to result in the global platinum surplus increasing in 2021. At this stage, risks to primary supply from South Africa due to COVID-19 restrictions are regarded as more significant than the risks to demand.  While the immediate need to substitute palladium with platinum in gasoline catalysts is reduced for the time being, the tri-metal catalyst initiative undertaken with BASF continues to be an important factor in balancing the PGM markets and underpinning potential longer-term demand upside for platinum.

As announced in February 2020, BASF’s research and development team, sponsored by Sibanye-Stillwater and Impala Platinum, successfully developed a tri-metal catalyst, which permits the partial substitution of palladium by platinum in specific circumstances, enabling a possible reduction in catalytic converter costs and potentially balancing global demand better with global supply ratios for PGMs. Positive interest has already been seen from certain Chinese OEMs, which is a solid indication of the

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 6

potential of this innovative technology. While it is difficult to gauge the additional demand for platinum this may generate, early indications are for an additional 100-200 koz platinum demand in 2021 with a corresponding reduction in palladium demand.

Overall, for 2020 we expect to see the palladium deficit reduce to ~170koz, the rhodium market moves into balance and the platinum market surplus to remain around 550koz. We remain confident in the robustness of the commodity markets in which we are involved with our long-term outlook unchanged and constructive basket prices expected to be sustained.

STRATEGIC EXECUTION

Our foremost priorities during H1 2020 were to ensure the sustainability of our operations while adequately supporting our employees and communities. These efforts will extend into Q3 2020 and beyond to optimise safe delivery at an effective cost structure with COVID-19 transmission kept under control in our workplaces. While the need for COVID-19 precautions currently imposes substantial operational inefficiencies, we recognise the stimulus to adopt new work practices and habits that would not have been considered under normal circumstances.

COVID-19 has provided a major stimulus to accelerate our transition to a digital first organisation. While adopting smart technology solutions is an important aspect, the social and cultural evolution to embrace the capabilities of technology is more critical to secure the productivity and effectiveness benefits that are available. We have seized the window of opportunity to overcome barriers that inhibit change and fully expect the new ways of working to form the basis of permanent arrangements.

Work from home arrangements are proving effective for many services staff and at the corporate office in particular. Digitalisation of processes with process automation supported by electronic collaboration tools and paperless systems already implemented prior to the pandemic have positioned the company well to embrace remote working. This is yielding substantial benefits in terms of service delivery quality and cost in several of our services environments. While we are aware of potential negative psychological implications that will need to be monitored, substantial advantages have been experienced both for our employees and the company to the extent that the need for a large corporate office is coming into question.

Adopting virtual meeting protocols has changed meeting dynamics with participation more structured and equalised opportunities for engagement by participants irrespective of geographical location exposing latent talent.  This has proved equally effective for internal meetings and engagements with external stakeholders with enhanced capability to work across time zones as formal office hours take on less relevance. We have also gained the capability to participate in global forums on a more flexible basis. These developments are important for the future of the corporation as we establish an increasingly diversified geographical footprint.

Our work to embed ESG excellence as our way of doing business continues to make progress. Targets for ESG performance have been established and they are tracked through our ESG dashboard, with budgets established to finance the required investments.  These are aligned with the requirements to address the relatively few identified International Council on Mining and Metals (ICMM) principle gaps by the end of 2021. This will also support meeting the recently introduced ICMM performance expectations that provide greater definition on how application of the principles will be assessed.  While the gold operations are ready to be assured for conformance to the World Gold Council Responsible Gold Mining Principles, the required visits to operating sites may not be practical this year while the threat of COVID-19 inhibits international travel. We remain in close touch with the ESG expectations of critical global stakeholders including investors, lenders, off takers and downstream users as well as those credible ESG ratings agencies that publish frameworks for corporate ESG rankings.

OUTLOOK

Considering the suddenness and severity of global measures taken to address the pandemic and reflecting on considerable challenges we have faced since March 2020, the manner in which the Group has navigated this period has been commendable. Responsible strategic and operating decisions have minimised the impact of the COVID-19 pandemic on the business. We have emerged in a robust financial position with leverage continuing to fall, without the Group having had to resort to additional financing, as required by many other companies globally. With restrictions on economic activity relaxing globally, the outlook for precious metals prices is constructive and with the SA operations likely to achieve optimal production levels by Q4 2020, the operating and financial outlook for H2 2020 is positive.

Mined 2E PGM production from the US PGM operations for 2020 is forecast at between 620,000 2Eoz and 650,000 2Eoz, slightly below the previous guidance range. AISC is forecast to be between US$830/2Eoz and US$860/2Eoz. Capital Expenditure is forecast to be between US$250 million to US$270 million.

Revised 4E PGM production for 2020 from the SA PGM operations is forecast to be between 1.35 million 4Eoz and 1.45 million 4Eoz with AISC between R19,700/4Eoz and R21,000/4Eoz (US$1,159/4Eoz and US$1,235/4Eoz). This implies a forecast recovery in production for H2 2020 of between 5% and 20% relative to H1 2020. Capital expenditure is forecast at R2,300 million (US$135 million), approximately R800 million lower than guidance at the beginning of the year.

Revised gold production from the managed SA gold operations (excluding DRDGOLD) for 2020 is forecast to be between 23,500kg and 24,500kg (756,000 oz and 812,000 oz) with AISC of between R805,000/kg and R840,000/kg (US$1,473/oz and US$1,491/oz). This implies a forecast recovery in production for H2 2020 of between 31% and 41% relative to H1 2020. Capital expenditure is forecast at about R2,850 million (US$168 million).

The 2020 dollar guidance is based on an average exchange rate of R17.00/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 7

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

Safety

Sibanye-Stillwater has been actively managing the COVID-19 pandemic in line with the guidelines developed by the World Health Organization, National Department of Health, National Department of Employment and Labour, National Department of Mineral Resources and Energy, National Institute for Communicable Diseases, amongst others.

A significant amount of focus was placed on maintaining efficient and safe operations during the COVID-19 lockdown period, as well as during the production build up that commenced in May 2020. It was critical to ensure that returning employees were informed regarding COVID-19 requirements and that awareness levels were maintained regarding the potential spread of infection in the workplace. Ongoing monitoring of the required control measures has and will continue to form part of the living and working with COVID-19 programme.

The SA gold operations extended their fatality free run, achieving an unprecedented 12 million fatality free shifts on 11 June 2020. This equated to over 690 days without fatalities, with the last fatal incident occurring on25 August 2018. The US PGM operations remain fatality free since October 2011, a period of 3,194 days and 3.2 million fatality free shifts. The SA PGM operations achieved 1,304,690 fatality free shifts achieved at the end of June 2020.

The Group serious injury frequency rate (SIFR) and lost day injury frequency rate (LDIFR) regressed by 4% and 13% respectively when compared to the same period in 2019. It was encouraging however, to note that a 6% overall improvement of the total Injury frequency rate (TIFR) was achieved over the same period. The Group fatal injury frequency rate (FIFR) increased from 0.05 for H1 2019 to 0.10 for H1 2020 with four fatalities recorded for H1 2020 versus 3 fatalities for H1 2019.

The US PGM operations’ safety performance improved by 17% year-on-year, reflecting a total reportable injury frequency rate (TRIFR) of 14 per million hours.

The LDIFR for the SA PGM operations regressed from 4.67 for H1 2019 to 5.74 for H1 2020 with the SIFR increasing from 3.24 for H1 2019 to 2.05 for H1 2020.

There is continued focus on the roll out of the medium and long-term safety initiatives, underpinned by the Zero Harm Strategic Framework, to improve safety performance.

OPERATING REVIEW

US PGM operations

While production from the US PGM operations was not significantly disrupted due to the COVID-19 pandemic, COVID-19 did affect productivity, largely due to time required for observation of social distancing and other protocols. The Stillwater complex (the Stillwater West and Stillwater East (Blitz) mines) lost approximately 90 minutes per day in effective production time as the site adjusted for beginning and end of shift logistics to accommodate social distancing and COVID-19 guidelines. This resulted in estimated losses of 67 2Eoz per day in production due to these restrictions. The East Boulder mine lost 30 minutes per day for adjusted blast times to also ensure proper distancing through application of shift change guidelines translating to a loss of approximately 11 2Eoz per day in production due to COVID restrictions. These losses are expected to continue while our COVID protocols are in place over the remainder of this year.

Mined 2E PGM production for H1 2020 of 297,740 2Eoz was 5% higher than for H1 2019 although below planned levels due to COVID-19 constraints and flexibility and grade constraints at Stillwater East (Blitz). Production from the Stillwater complex (including Stillwater West and Stillwater East) was 179,163 2Eoz for the half year, 2% lower than the comparable period in 2019. East Boulder delivered 118,577 2Eoz, 17% higher than H1 2019, benefiting from the ongoing development of the FTM project. Mine production sales for H1 2020 of 283,878 2Eoz were 5% higher than the prior year

The recycling operation was significantly impacted by COIVD-19 related global logistical constraints in Q2 2020, which resulted in a 6% decline in recycling production to 397,472 3Eoz for H1 2020 and a 3% decline in average recycling tonnes fed to 25.4 tonnes of catalyst per day for H1 2020. The recycle receipt rate which, before the imposition of global lock down in Q1 2020 rose to approximately 34 tonnes per day, fell to well below 20 tonnes per day during Q2 2020. Recycle inventory which increased to 900 tonnes in February due to an increase in receipts in anticipation of the imposition of COVID-19 restrictions, reduced to 124 tonnes at the end of H1 2020, releasing approximately US$300 million working capital. Receipt rates have begun to recover back to more normalised levels.

AISC of US$866/2Eoz for H1 2020 was 12% higher than the comparable period in 2019, due to increased royalties and taxes which accounted for approximately US$40/2Eoz (43%) of the increase, lower than planned production, higher project development expenditure and approximately US$3 million additional COVID costs.

The benefit of relatively stable operations (and resilient PGM prices during H1 2020, with the average realised 2E PGM basket price of US$1,837/2Eoz, 43% higher than for the comparable period in 2019, resulted in adjusted EBITDA from the US PGM operations increasing by 73% to US$360 million (adjusted EBITDA from the recycling operations of US$27 million) from US$208 million for H1 2019, with the mined adjusted EBITDA margin increasing from 51% for H1 2019 to 60% for H1 2020.

The focus on liquidity and working capital management boosted adjusted free cash flow of US$297 million for H1 2020, a US$181 million year-on-year increase.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 8

Total capital expenditure was US$133 million for H1 2020 with US$78 million (59%) of the expenditure project in nature. Both sustaining and project capital are below budget for the quarter and half year due to the impact of COVID-19. Capital expenditure for 2020 is forecast to be between US$250 million and US$270 million.

SA PGM operations

4E PGM production of 657,828 4Eoz for H1 2020, was 5% higher than for the comparable period in 2019, benefiting from the inclusion of the Marikana operation for the entire period, as opposed to just one month in 2019. Production for Q2 2020 was severely impacted by the COVID-19 lock down, declining by 43% from 418,072 4Eoz for Q1 2020 to 239,756 4Eoz for Q2 2020. AISC increased by 46% year-on-year to R19,277/4Eoz (US$1,156/4Eoz) predominantly due to the COVID-19 related disruptions and the inclusion of relatively higher cost of Marikana production (due to entirely conventional production, which is higher cost relative to the significant amount of lower cost mechanised production at Rustenburg and Kroondal and the cost of the Marikana smelting and refining operations) which comprised 42% of production for the period compared with 13% of production for H1 2019. AISC for Q2 2020 of R24,011/4Eoz (US$1,338/4Eoz) was 43% higher than for Q1 2010 due to significant COVID-19 disruption during the quarter. By the end of H1 2020, approximately 65% of the workforce had been recalled with production at approximately 73% of planned levels.

The average 4E PGM basket price realised for H1 2020 of R33,375/4Eoz (US$2,002/4Eoz) was 92% higher than for H1 2019, mainly due to significant increases in palladium (up 51%) and rhodium (up 211%) prices and 17% depreciation of the rand. These metals respectively comprised 30% and 8% of the SA PGM operations’ 4E PGM production for H1 2020, but due to the higher metal prices made up approximately 28% and 45% of revenue at spot prices.

4E PGM Production from Rustenburg was 35% lower than for H1 2019 at 224,182 4Eoz, with underground production 37% lower than H1 2019 as a result of the national COVID-19 lockdown, which also affected surface production.  4E PGM production of 69,614 4Eoz for Q2 2020 (which was impacted by COVID-19 restrictions), was 55% lower than for Q1 2020. During the initial relaxation of restrictions on operations, production from the more efficient mechanised mines, which were able to observe social distancing rules easier, was prioritised. UG2 production from these mines is lower grade than Merensky reef mined at the conventional sections, resulting in a 15% decline in underground yield for Q2 2020 relative to Q1 2020. The higher relative proportion of palladium and rhodium in UG2 however, means that unit revenue from this source is currently 34% higher than from the platinum dominated Merensky reef. AISC at the Rustenburg operations increased by 44% year-on-year to R19,655/4Eoz (US$1,179/4Eoz), mainly as a result of production volume variances due to COVID-19 and higher royalties due to the significant increase (100%) in the average realised 4E PGM basket price from R16,845/4Eoz (US$1,186/4Eoz) for H1 2019 to R33,676/4Eoz (US$2,020/4Eoz for H1 2020).

Attributable 4E PGM production from Kroondal of 82,435 4Eoz for H1 2020, was 37% lower than the comparable period in 2019 due to the impact of COVID-19 lockdown from March 2020.  AISC of R14,132/4Eoz (US$848/4Eoz), was 38% higher than the comparable period in 2019, primarily due to the production volume variance.

4E PGM production from the Marikana operation was 274,637 4Eoz in H1 2020 and PoC production was 48,219 4Eoz. Mined production of 102,640 4Eoz for Q2 2020 was 40% lower than for Q1 2020.  AISC for the period was R21,041/4Eoz (US$1,262/4Eoz]) with AISC for Q2 2020 of R27,596/4Eoz (US$1,537/4Eoz) significantly higher than AISC of R17,128/4Eoz (US$1,114/4Eoz) for Q1 2020.

H1 2020 chrome sales of 795k tonnes were 73% higher than the 459k tonnes in H1 2019 due to improved production and logistics, as well as the inclusion of Marikana. Chrome revenue was R666 million (US$40 million) for H1 2020, lower than the H1 2019 of R847 million (US$60 million) due to the Chrome price reducing from US$163/ton [dry metric tonne] in H1 2019 to US$138/ton in H1 2020.

Attributable 4E PGM production from Mimosa of 60,353oz was 1% lower than for H1 2019, performing steadily, with AISC of US$638/4Eoz (R10,629/4Eoz) 23% lower than for H1 2019.

Capital expenditure of R813 million (US$49 million) for H1 2020, was lower than plan due to the COVID-19 lockdown. Capital expenditure for the year is forecast at approximately R2,300 million (US$135 million), compared with guidance of R3,100 million prior to COVID-19.

SA gold operations

Production from the SA gold operations of 12,554kg (403,621oz) for H1 2020 was 17% higher than for the comparable period in 2019, with AISC decreasing by 8% to R800,048/kg (US$1,493/oz) compared to the same period in 2019, which was severely impacted by the AMCU strike across the managed SA gold operations (excluding DRDGOLD). AISC for Q2 2020 of R890,444/kg (US$1,543/oz) was 20% higher than R741,858/kg (US$1,500/oz) for Q1 2020, due to the COVID-19 production disruptions. Gold production from the managed gold operations (excluding DRDGOLD), increased by 24% to 10,167kg (326,877oz), primarily due to the strike which affected H1 2019 and offset by disruptions caused by the national lockdown. AISC for the managed SA gold operations for H1 2020 decreased by 14% to R846,741/kg (US$1,580/oz) compared to the same period in 2019.

COVID-19 disrupted most of the April milling period with a steady build-up from May into June. By the end of H1 2020 almost 73% of the workforce had been recalled with production at approximately 86% of planned levels.

Approximately R74 million (US$4 million) was spend on COVID-19 related PPE, securing of beds at medical facilities, preparation of quarantine facilities and getting workplaces and buildings ready to accommodate employees returning to work during H1 2020.

The average rand gold price realised for H1 2019 of R864,679/kg (US$1,613/oz) was 45% higher than for the same period in 2019, which, combined with a 24% increase in gold sales, resulted in adjusted EBITDA from the SA gold operations increasing to R1,683 million (US$101 million) from an adjusted EBITDA loss of R2,937 million (US$207 million) for 2019.

Capital expenditure (excluding DRDGOLD) of R969 million (US$58 million) was R581 million (US$35 million) higher than for the same period in 2019 mainly due to a R411 million (US$25 million) increase in ore reserve development cost to R685 million (US$41 million) for H1 2020 following the return to normalised operations from the strike affected H1 2019, although momentum was again lost in Q2 2020 due to the lockdown.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 9

Underground production from Driefontein of 2,859kg (91,919oz) was 314% higher than for the comparable period in 2019. During the 2019 strike only the low grade 8 Shaft and part of 1 Shaft were able to produce. Driefontein surface gold production ceased during 2019 due to the depletion of surface reserves and the economic viability of the remaining sources. AISC improved to R939,668/kg (US$1,753/oz) for H1 2020 after restructuring of specific shafts and the production build-up from the strike in H1 2019.

Underground production from Kloof decreased by 3% to 3,564kg (114,585oz) compared to H1 2019. During the strike in H1 2019 all shafts were able to operate, but at significantly reduced levels. Surface production from Kloof decreased by 23% to 889kg (28,582oz) as a result of the higher underground volumes being processed through Driefontein No. 1 Plant. During the strike in H1 2019, Kloof surface material was being toll treated at Driefontein No. 1 Plant. Lower gold production and higher sustaining capital expenditure (R388 million vs R177 million) were the primary factors driving a 13% increase in AISC to R823,819/kg (US$1,537/oz) compared to the same period in 2019.

Underground production from Beatrix for H1 2020 increased by 37% to 2,307kg (74,172oz) relative to H1 2019. Gold production from surface sources at Beatrix decreased by 92% to 24kg (772oz) due to the closure of Beatrix No. 2 Plant and the suspension of surface mining due to declining grades. AISC for H1 2020 of R822,292/kg (US$1,534/oz) were 16% lower than for the same period in 2019, due to improved production volumes.

No underground production or underground clean-up took place in 2020 from the Cooke operations, a drop of 16kg.

Cooke surface gold production decreased by 16% to 524kg (16,847oz) due to a combination of lower volumes brought on by the national lockdown (-5%) and lower values due to declining grades (-14%). The grades were expected to decrease as the final remnants of the higher-grade areas were depleted in 2019. Care and maintenance cost at Cooke operations increased to R308 million due to Cooke 1 shaft column repairs and substation repairs at Cooke 2 shaft.

Gold production from DRDGOLD decreased 6% to 2,387 kilograms (76,744 ounces) for H1 2020 at an AISC of 605,305/kg (US$1,129/oz), mainly attributable to a larger contribution from DRDGOLD’s Far West Gold Recoveries operation, which resulted from the acquisition of certain surface assets from Sibanye-Stillwater in mid-2017, in exchange for a 38% equity stake in DRDGOLD. DRDGOLD’s significant leverage to the rand gold price is evident in the 256% increase in adjusted EBITDA to R748 million (US$45 million) in H1 2020 compared with R210 million (US$15 million) in H1 2019. DRDGOLD’s cash and cash equivalents as at 30 June 2020 was R1,715 million after paying a cash dividend of R428 million in June 2020, and the company remains free of bank debt as at 30 June 2020.

In January 2020, Sibanye-Stillwater exercised an option to increase its shareholding in DRDGOLD to 50.1% for approximately R1 billion cash. The value of Sibanye-Stillwater’s investment in DRDGOLD was approximately R10.4 billion at 20 August 2020.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 10

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 30 JUNE 2020 (H1 2020) compared with the six months ended 30 june 2019 (H1 2019)

Significant differences between the periods include: including the results of the Marikana operation for a full six months for H1 2020 compared to only one month for H1 2019, following its acquisition in June 2019. In addition, a combination of the strike at the SA gold operations which ended during April 2019 and the impact of reduced production at both the SA gold and SA PGM operations during H1 2020 due to the COVID-19 lockdown during late March and April 2020 and subsequent ramp up of production from May 2020 onwards, skews the direct comparison between the financial results of the Group for H1 2020 and H1 2019. At 30 June 2020 the production at our SA gold and SA PGM operations were on average ramped up to 86% and 73% of planned production capacity, respectively. Management is in the process of implementing a risk adjusted strategy to further ramp up our South African operations to near normal production levels by Q4 2020.

The reporting currency for the Group is SA rand (rand) and the functional currency of the US PGM operations is US dollar. Direct comparability of the Group results between the two periods is distorted as the results of the US PGM operations  are translated to rand at the average exchange rate, which for H1 2020 was R16.67/US$ or 17% weaker than for H1 2019 (R14.20/US$).

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in million - SA rand
	H1 2020	H1 2019	% Change
Revenue	55,018.7	23,534.9	134
– US PGM operations	23,015.9	11,323.4	103
– SA PGM operations, excluding Marikana	10,500.2	4,869.8	116
– Marikana operation	10,935.0	1,369.2	699
– SA gold operations, excluding DRDGOLD	8,715.0	4,508.7	93
– DRDGOLD	2,073.6	1,509.6	37
– Group corporate[1]	(221.0)	(45.8)	(383)
Cost of sales, before amortisation and depreciation	(37,725.3)	(20,662.1)	83
– US PGM operations	(16,965.6)	(8,332.7)	104
– SA PGM operations, excluding Marikana	(5,257.1)	(2,896.9)	81
– Marikana operation	(6,817.6)	(1,220.2)	459
– SA gold operations, excluding DRDGOLD	(7,389.1)	(6,920.0)	7
– DRDGOLD	(1,295.9)	(1,292.3)	-
Net other cash costs	(779.4)	(854.3)	9
– US PGM operations	(48.3)	(32.3)	50
– SA PGM operations, excluding Marikana	(135.9)	(115.0)	18
– Marikana operation	(174.5)	36.1	(583)
– SA gold operations, excluding DRDGOLD	(390.7)	(735.8)	(47)
– DRDGOLD	(30.0)	(7.3)	311
Adjusted EBITDA	16,514.0	2,018.5	718
– US PGM operations	6,002.0	2,958.4	103
– SA PGM operations, excluding Marikana	5,107.2	1,857.9	175
– Marikana operation	3,942.9	185.1	2,030
– SA gold operations, excluding DRDGOLD	935.2	(3,147.1)	130
– DRDGOLD	747.7	210.0	256
– Group corporate	(221.0)	(45.8)	(383)
Amortisation and depreciation	(3,443.6)	(2,924.7)	18
– US PGM operations	(1,329.5)	(1,092.3)	22
– SA PGM operations, excluding Marikana	(546.1)	(695.2)	(21)
– Marikana operation	(357.9)	(22.2)	1,512
– SA gold operations, excluding DRDGOLD	(1,102.1)	(1,027.1)	7
– DRDGOLD	(108.0)	(87.9)	23
1	The effect of the streaming transaction has been included under Group Corporate and not included in the US PGM operations’ numbers. Please refer to note 11 of the condensed consolidated interim financial statements

Revenue

Revenue increased significantly by 134% to R55,019 million (US$3,301 million). Revenue excluding DRDGOLD and the Marikana operation increased by 103% to R42,010 million (US$2,520 million) from R20,656 million (US$1,455 million).

Revenue from the US PGM operations increased by 103% to US$1,381 million (R23,016 million) due to a 68% higher average rand 2E basket price, following a 43% increase in the average US dollar PGM price and a 17% weaker rand, and increased volumes of 5%. At the SA PGM operations, excluding the Marikana operation, revenue increased by 116% to R10,500 million (US$630 million) due to a 98% higher rand average 4E basket price and increased sales volumes of 50% compared to H1 2019. The lower sales volumes in H1 2019 was mainly due to the transition from the Purchase of Concentrate (PoC) to Toll processing arrangement at the Rustenburg operations whereas in H1 2020 the force majeure declared by Anglo American Platinum at its converter plant, the COVID-19 lockdown regulations and subsequent controlled partial ramp up at our SA PGM operations had a significant impact on production. Revenue from the Marikana operation increased by 699% to R10,935 million (US$656 million) due to an increase in 4E volumes of 273koz due to the inclusion of the Marikana operation for a full six months for H1 2020 compared to one month for H1 2019 and an 82% higher average 4E basket price.

Revenue from the SA gold operations excluding DRDGOLD increased by 93% to R8,715 million (US$523 million) due to a 45% higher rand gold price and an increase of 33% or 2,517kg in the volume of gold sold. The higher gold sold is mainly due to the effect the strike had on gold production during H1 2019 partially offset in H1 2020 by the impact of the COVID-19 lockdown regulations and subsequent partial ramp up during Q2 2020. Revenue from DRDGOLD increased by 37% to R2,074 million (US$124 million) due to a 44% higher rand gold price, partially offset by a lower volume due to the impact of the COVID-19 lockdown regulations.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 11

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 83% to R37,725 million (US$2,263 million). Cost of sales, before amortisation and depreciation excluding DRDGOLD and the Marikana operation increased by 63% to R29,612 million (US$1,776 million).

Cost of sales, before amortisation and depreciation at the US PGM operations increased by 104% to US$1,018 million (R16,966 million) mainly due to the higher recycling costs of approximately US$386 million (R7,448 million) highly correlated to the increased PGM commodity prices, higher royalties paid of approximately US$41/oz attributable to the higher 2E PGM basket price and increased labour costs of US$16 million (R267 million) associated with the ongoing development of Stillwater East and Fill The Mill project. Cost of sales, before amortisation and depreciation at the SA PGM operations, excluding the Marikana operation increased by 81% to R5,257 million (US$315 million) mainly as a result of lower cost of sales during H1 2019 resulting from the inventory buildup at the Rustenburg operations when the Group changed the agreement with Anglo American Platinum Limited from a PoC to a Toll processing arrangement. At our Marikana operation cost of sales, before amortisation and depreciation, increased by 459% to R6,818 million (US$409 million) mainly due to the inclusion of production for a full six month period during H1 2020 as compared to one month for H1 2019.

Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 7% or R469 million (US$28 million) to R7,389 million (US$443 million). This was mainly due to an increase in labour costs of R358 million (US$21 million) and costs related to a 24% increase in production volumes compared to H1 2019 which had lower volumes due to the strike. Cost of sales, before amortisation and depreciation from DRDGOLD was consistent at R1,296 million (US$78 million).

Adjusted EBITDA

Adjusted EBITDA includes other cash costs, care and maintenance costs; lease payments; strike costs and corporate social investment costs. Care and maintenance costs for H1 2020 were R308 million (US$18 million) at Cooke (H1 2019: R265 million (US$19 million)); R36 million (US$2 million) at Marikana (H1 2019: Rnil (US$nil)) and R39 million (US$2 million) at Burnstone (H1 2019: R36 million (US$2 million)). Lease payments of R73 million (US$4 million) (H1 2019: R51 million) (US$ 4million)) is included in line with the debt covenant formula. Strike costs for H1 2020 were Rnil million (US$nil million) (H1 2019: R375 million (US$26 million)) and corporate social investment costs were R93 million (US$6 million) (H1 2019: R58 million (US$4 million)). Refer to note 8.1 of the condensed consolidated interim financial statements for the reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA.

The adjusted EBITDA from the US PGM and SA PGM operations increased due to higher commodity prices and the inclusion of the Marikana operation for a six month period as compared to one month for H1 2019. The adjusted EBITDA from the SA gold operations has increased compared to H1 2019 due to a higher prevailing gold price coupled with the increased production during H1 2020, recovering from the effect of the strike which affected production adversely during H1 2019 which was partially offset by the impact of COVID-19 lockdown regulations during H1 2020.

Adjusted EBITDA is shown in the graphs below:

Amortisation and depreciation

Amortisation and depreciation including DRDGOLD and the Marikana operation increased by 18% to R3,444 million (US$207 million). Amortisation and depreciation excluding DRDGOLD and the Marikana operation increased by 6% to R2,978 million (US$179 million). Amortisation and depreciation at the US PGM operations increased by 4% in US dollar terms to US$80 million due to a 4% increase in mine production. Amortisation and depreciation at the SA PGM operations excluding the Marikana operations decreased by 21% to R546 million (US$33 million) due to a 30% decrease in production and the stopping and deferral of planned capital. Amortisation and depreciation at the Marikana operation increased by 1,512% or R336 million (US$20 million) to R358 million (US$21 million) due to the inclusion of the Marikana operation for a full six month period during H1 2020 compared to one month during H1 2019. Amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 7% to R1,102 million (US$66 million) mainly due to higher underground production as compared to H1 2019 where production was lower due to the impact of the strike. Amortisation and depreciation at DRDGOLD increased by 23% to R108 million (US$6 million) due to the additional production from the Far West Gold Recoveries tailings retreatment operation which commenced operation during April 2019.

Finance expense

Finance expense increased by R139 million (US$8 million) mainly due to an increase in interest on borrowings of R72 million (US$4 million), an increase in the unwinding of amortised cost on borrowings of R36 million (US$2 million), an increase in the unwinding of the finance costs on the deferred revenue transactions of R30 million (US$2 million), an increase in the unwinding of the environmental rehabilitation obligation of R91 million (US$5 million) and partly offset by a decrease of R11 million (US$1 million) and

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 12

R79 million (US$5 million) relating to the dissenting shareholders liability and other interest, respectively. Refer to note 2 of the condensed consolidated interim financial statements for a breakdown of finance expenses.

Sibanye-Stillwater’s outstanding gross debt for H1 2020, including the Marikana operation, was approximately 3% lower at R26.4 billion (US$1.6 billion) compared with approximately R27.1 billion (US$ 1.9 billion) in H1 2019. The lower outstanding debt was mainly due to the net repayment of loans of R6,461 million (US$420 million) since H1 2019 partially offset by foreign exchange losses on US dollar denominated debt as a result of the weaker rand.

Gain/loss on financial instruments

The net gain on financial instruments of R1,554 million (US$93 million) for H1 2020 compared with the loss of R536 million (US$38 million) for H1 2019, represents a net gain of R2,090 million (US$125 million). The net gain for H1 2020 included fair value gains on the US$ Convertible Bond derivative financial instrument and palladium hedge of R2,094 million (US$126 million) and R39 million (US$2 million), respectively. The net gain on these financial instruments was partially offset by a fair value loss of R91.6 million (US$5 million) on the Sibanye Rustenburg Platinum BEE share-based payment obligation and a fair value loss on the gold forward sale contracts of R456 million (US$27 million).

Non-recurring items

Restructuring costs

Restructuring costs of R257 million (US$15 million) for H1 2020 comprised mainly of R235 million (US$14 million) related to S189 restructuring at the Marikana operation which was completed on 16 January 2020.

Transaction costs

Transaction costs of R96 million (US$6 million) for H1 2020 included advisory and legal fees of R25 million (US$2 million) related to the scheme of arrangement (refer to note 1.2 of the condensed consolidated interim financial statements); legal and advisory fees of R30 million (US$2 million) related to the Marathon transaction; legal fees of R13 million (US$1 million) related to the Stillwater Mining Company dissenting shareholders’ claim and platinum jewellery membership costs of R24 million (US$1 million).

Non-Recurring COVID-19 costs

Non-recurring COVID-19 costs of R58 million (US$3 million) relates to one-off costs incurred to ensure the safe return to work of employees at our South African operations following the COVID-19 lockdown in South Africa, including implemented measures at all our operations to prevent the spread of the pandemic, detect infections and care for those infected. The US PGM operations spent US$1 million (R16 million) on COVID-19 preventative measures. The SA PGM and SA gold operations respectively spent R32 million (US$2 million) and R10 million (US$1 million) on prevention, detection and treatment measures. Recurring COVID-19 related costs considered the new norm of operating in the COVID-19 environment are included in operating costs.

Mining and income tax

The Group’s current tax expense increased by 182% from R656 million (US$46 million) to R1,851 million (US$111 million) due to the increase in taxable mining income for the period at all operations mainly as a result of higher PGM basket and gold prices.

The deferred tax credit decreased from R2,798 million (US$197 million) in H1 2019 to an expense of R200 million (US$12 million), a net increase of R2,998 million (US$180 million). This increase is mainly attributable to a reversal of deferred tax liabilities amounting to US$110 million (R1,567 million) during H1 2019 from the US PGM operations following a decrease in the estimated deferred tax rate and a decrease of R1,282 million (US$77 million) in the deferred tax credits recognised in H1 2019 at the SA gold operations due to deferred tax assets recognised on the tax losses experienced during the gold strike.

The effective tax rate of 17% is lower than the South African statutory company tax rate of 28%. The lower effective tax rate is mainly attributable to the impact of utilising previously unrecognised deferred tax assets of 8% or R982 million (US$59 million), a lower statutory tax rate applicable to the US PGM operations impacting the Group’s effective tax rate by 2% or R238 million (US$14 million) and the non-taxable equity accounted income from associates of 1% or R136 million (US$8 million). The Group’s effective tax (credit) rate of 92% for H1 2019 was higher than the South African statutory company tax rate of 28% mainly due to the change in estimated deferred tax rate at the US PGM operations (discussed above).

Cash flow analysis

Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

An adjusted free cash flow of R10,921 million (US$655 million) compares with a cash outflow of R2,281 million (US$161 million) for H1 2019.

The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended
	H1 2020	H2 2019	H1 2019
US PGM operations	4,945	2,082	1,650
SA PGM operations	7,353	3,515	(824)
SA gold operations	(952)	(2,629)	(2,901)
Group corporate and recycling	(425)	(369)	(206)
Adjusted free cash flow	10,921	2,599	(2,281)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 13

The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended
	H1 2020	H2 2019	H1 2019
Net cash from operating activities	14,387.6	8,136.8	1,327.2
Adjusted for:
Dividends paid	212.2	84.7	0.3
Net interest paid	438.7	608.2	726.5
Deferred revenue advance received	(770.6)	(1,108.0)	(1,751.3)
BTT early settlement payment	787.1	-	-
Less:
Additions to property, plant and equipment	(4,134.5)	(5,122.7)	(2,583.2)
Adjusted free cash flow	10,920.5	2,599.0	(2,280.5)

Cash and cash equivalents of the Group increased by R6,422 million (US$385 million) to R12,040 million (US$694 million) for H1 2020 after generating cash from operating activities of R14,388 million (US$863 million), property, plant and equipment additions of R4,134 million (US$248 million), payment of Rustenburg deferred payment of R756 million (US$45 million) and net repayment of debt amounting to R2,994 million (US$180 million). The R212 million (US$13 million) dividend paid relate to the portion of dividends paid by DRDGOLD to its non-controlling shareholders.

DIVIDEND DECLARATION

The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 50 SA cents per ordinary share (US 2.9466 cents* per share or US 11.7864 cents* per ADR) or R1,338 million (US$79 million*) in respect of the six months ended 30 June 2020 (“Interim dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.

Sibanye-Stillwater’s dividend policy is to return between 25% and 35% of normalised earnings to shareholders. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction (Rustenburg), gain on acquisition, other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate. The Interim dividend declared equates to 15% of normalised earnings for H1 2020, which is below the 25%- 35% pay-out range of our policy but given enduring uncertainty around the ongoing impact of COVID-19, the Board has deemed this declaration as prudent under the current circumstances. The Board will review the dividend at the end of the year.

The Interim dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;

• The local Dividends Withholding Tax rate is 20% (twenty per centum);

• The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

• The net local dividend amount is 40.00000 SA cents (80% of 50 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;

• Sibanye-Stillwater currently has 2 676 001 886 ordinary shares in issue; and

• Sibanye-Stillwater’s income tax reference number is 9723 182 169.

Shareholders are advised of the following dates in respect of the Interim Dividend:

Interim dividend:50 SA cents per share

Last date to trade cum dividend:Tuesday, 15 September 2020

Shares commence trading ex-dividend:Wednesday, 16 September 2020

Record date:Friday, 18 September 2020

Payment of dividend:Monday, 21 September 2020

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 16 September 2020 and Friday, 18 September 2020 both dates inclusive.

To holders of American Depositary Receipts (ADRs):

• Each ADR represents 4 ordinary shares;

• ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 17 September 2020;

• Record date: Friday, 18 September 2020;

• Approximate date of currency conversion: Monday, 21 September 2020; and

• Approximate payment date of dividend: Tuesday, 29 September 2020

Assuming an exchange rate of R16.9689/US$1*, the dividend payable on an ADR is equivalent to 11.7864 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R16.9689/US$ at 24 August 2020 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 14

Mineral Resources and mineral reserves

There were no changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2019.

CHANGES IN BOARD OF DIRECTORS

Due to the scheme of arrangement between Sibanye Gold Limited and Sibanye Stillwater Limited, which was implemented on 24 February 2020, there were various changes in directors to the board of Sibanye Stillwater Limited. This involved the existing directors of Sibanye Stillwater Limited resigning and the subsequent appointment of the Sibanye Gold Limited directors to the board of Sibanye Stillwater Limited. In addition, Non-independent, non-executive directors Messrs Wang Bin and Lu Jiongjie resigned on 27 March 2020 and Elaine Dorward-King was appointed on 27 March 2020 as an independent non-executive director. The table below sets out the changes in directors of Sibanye Stillwater Limited for the interim period ending 30 June 2020.

Name	Date appointed	Date resigned
Vincent Maphai (Chairman)*	24 February 2020
Neal Froneman	24 February 2020
Charl Keyter	24 February 2020
Tim Cumming*	24 February 2020
Savannah Danson*	24 February 2020
Harry Kenyon-Slaney*	24 February 2020
Rick Menell* (lead independent director)	24 February 2020
Nkosemntu Nika*	24 February 2020
Keith Rayner*	24 February 2020
Sue van der Merwe*	24 February 2020
Jerry Vilakazi*	24 February 2020
Elaine Dorward-King*	27 March 2020
Wang Bin	24 February 2020	27 March 2020
Lu Jiongjie	24 February 2020	27 March 2020
Cheryl Van Zyl	21 May 2018	24 February 2020
Martin van der Walt	13 August 2019	24 February 2020
Pieter Henning	15 May 2019	24 February 2020
Philip van der Westhuizen	21 May 2018	24 February 2020

* Independent non-executive director

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 15

SALIENT FEATURES AND COST BENCHMARKS - SIX MONTHS

SA and US PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM	Total SA PGM			Rustenburg		Marikana[2]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Jun 2020	14,272	727	13,545	6,447	7,098	2,172	2,249	2,287	1,544	1,290	3,305	698
		Dec 2019	18,935	736	18,199	10,177	8,022	3,545	2,288	3,937	1,774	2,042	3,960	653
		Jun 2019	14,099	675	13,424	6,951	6,473	3,449	2,096	780	302	2,018	4,075	704
Plant head grade	g/t	Jun 2020	2.68	14.01	2.07	3.33	0.93	3.42	1.05	3.69	0.85	2.40	0.88	3.59
		Dec 2019	2.73	14.28	2.27	3.34	0.90	3.52	1.14	3.61	0.92	2.45	0.75	3.58
		Jun 2019	2.66	14.31	2.08	3.19	0.88	3.44	1.19	3.61	0.87	2.46	0.72	3.57
Plant recoveries	%	Jun 2020	77.71	89.84	72.94	83.08	39.87	83.98	31.12	84.88	41.51	82.82	17.35	74.91
		Dec 2019	77.50	91.53	73.93	83.16	30.40	82.40	29.05	85.11	32.67	82.83	9.21	75.47
		Jun 2019	75.70	91.38	69.95	82.62	21.30	83.21	31.29	87.10	25.60	82.08	12.47	75.25
Yield	g/t	Jun 2020	2.08	12.59	1.51	2.77	0.37	2.87	0.33	3.13	0.35	1.99	0.15	2.69
		Dec 2019	2.12	13.07	1.68	2.78	0.27	2.90	0.33	3.07	0.30	2.03	0.07	2.70
		Jun 2019	2.01	13.12	1.46	2.64	0.19	2.86	0.37	3.14	0.22	2.03	0.09	2.69
PGM production[3]	4Eoz - 2Eoz	Jun 2020	955,568	297,740	657,828	573,445	84,383	200,556	23,626	230,101	44,536	82,435	16,221	60,353
		Dec 2019	1,289,545	309,202	980,343	909,874	70,469	330,599	24,361	389,326	37,315	133,227	8,793	56,722
		Jun 2019	912,764	284,773	627,991	588,977	39,014	317,548	25,132	78,817	2,140	131,781	11,742	60,831
PGM sold	4Eoz - 2Eoz	Jun 2020	1,071,491	283,878	787,613	749,933	37,680	267,931	21,459	339,214		82,435	16,221	60,353
		Dec 2019	1,247,257	306,419	940,838	907,893	32,945	312,333	24,152	405,611		133,227	8,793	56,722
		Jun 2019	636,259	271,122	365,137	344,445	20,692	85,370	8,950	66,463		131,781	11,742	60,831
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Jun 2020	32,601	30,621	33,375	33,909	29,715	34,500	23,391	32,589		36,539	28,337	28,970
		Dec 2019	21,794	22,150	21,671	21,810	19,770	22,012	17,633	21,264		22,997	19,300	20,760
		Jun 2019	17,787	18,247	17,377	17,326	15,340	17,071	14,688	17,955		17,565	16,258	16,698
	US$/4Eoz - US$/2Eoz	Jun 2020	1,956	1,837	2,002	2,034	1,783	2,070	1,403	1,955		2,192	1,700	1,738
		Dec 2019	1,484	1,508	1,475	1,485	1,346	1,498	1,200	1,448		1,565	1,314	1,413
		Jun 2019	1,253	1,285	1,224	1,220	1,080	1,202	1,034	1,264		1,237	1,145	1,176
Operating cost[6]	R/t	Jun 2020	1,128	5,276	894	1,886	90	1,674	213	1,580		895	48	822
		Dec 2019	949	4,372	806	1,416	82	1,342	238	1,265		735	28	995
		Jun 2019	783	4,013	611	1,097	100	1,233	260	1,381		683	25	975
	US$/t	Jun 2020	68	316	54	113	5	100	13	95		54	3	49
		Dec 2019	65	298	55	96	6	91	16	86		50	2	68
		Jun 2019	55	283	43	77	7	87	18	97		48	2	69
	R/4Eoz - R/2Eoz	Jun 2020	17,108	12,883	19,214	21,132	7,548	18,126	20,295	22,039		14,010	9,703	9,511
		Dec 2019	14,078	10,406	15,308	15,804	9,298	14,394	22,392	16,932		11,266	12,476	11,454
		Jun 2019	12,305	9,513	13,707	11,632	16,628	13,394	21,678	18,462		10,454	8,849	11,287
	US$/4Eoz - US$/2Eoz	Jun 2020	1,026	773	1,153	1,268	453	1,087	1,217	1,322		840	582	571
		Dec 2019	958	708	1,042	1,076	633	980	1,524	1,153		767	849	780
		Jun 2019	867	670	965	819	1,171	943	1,527	1,300		736	623	795
Adjusted EBITDA margin[7]	%	Jun 2020		60	42			44		36		55	32	54
		Dec 2019		57	32			35		23		50	20	47
		Jun 2019		51	33			43		14		34	22	38
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Jun 2020	17,664	14,429	19,277			19,655		21,041		14,132	10,314	10,629
		Dec 2019	14,750	11,678	15,779			15,182		17,718		11,288	13,818	12,318
		Jun 2019	12,472	10,965	13,228			13,649		16,930		10,243	8,891	11,815
	US$/4Eoz - US$/2Eoz	Jun 2020	1,060	866	1,156			1,179		1,262		848	619	638
		Dec 2019	1,004	795	1,074			1,033		1,206		768	941	839
		Jun 2019	878	772	932			961		1,192		721	626	832
All-in cost[8]	R/4Eoz - R/2Eoz	Jun 2020	19,147	18,773	19,334			19,655		21,092		14,132	11,528	10,629
		Dec 2019	15,654	15,212	15,802			15,187		17,740		11,288	14,989	12,318
		Jun 2019	13,582	14,274	13,235			13,649		16,939		10,243	9,164	11,815
	US$/4Eoz - US$/2Eoz	Jun 2020	1,149	1,126	1,160			1,179		1,265		848	692	638
		Dec 2019	1,066	1,036	1,076			1,034		1,208		768	1,020	839
		Jun 2019	956	1,005	932			961		1,193		721	645	832
Capital expenditure[4]
Total capital	Rm	Jun 2020	3,026.7	2,213.4	813.3			296.1		431.3		61.4	24.5	155.3
expenditure		Dec 2019	3,483.5	1,798.4	1,685.1			439.8		1,092.9		136.3	15.7	177.5
		Jun 2019	2,157.0	1,594.5	562.5			378.9		96.1		76.5	11.0	165.6
	US$m	Jun 2020	181.6	132.7	48.9			17.8		25.9		3.7	1.5	9.3
		Dec 2019	238.1	122.2	115.9			29.9		75.6		9.3	1.1	12.1
		Jun 2019	151.9	112.4	39.5			26.7		6.7		5.4	0.7	11.7

Average exchange rate for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019 was R16.67/US$, R14.69/US$ and R14.20/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown
2	The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition
3	Production per product – see prill split in the table below
4	The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
5	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
6	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing costs of sales, before amortisation and depreciation, and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 16

and depreciation, and change in inventory in a period by the PGM produced in the same period. The operating cost of Marikana operations for the six months ended 30 June 2020 includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
7	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
8	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - six months”

Mining - Prill split excluding recycling operations
	GROUP PGM						SA OPERATIONS						US OPERATIONS
	Jun 2020		Dec 2019		Jun 2019		Jun 2020		Dec 2019		Jun 2019		Jun 2020		Dec 2019		Jun 2019
		%		%		%		%		%		%		%		%		%
Platinum	459,280	48%	650,603	50%	431,053	47%	392,728	60%	581,222	59%	366,958	58%	66,552	22%	69,381	22%	64,095	23%
Palladium	426,978	45%	534,849	42%	414,642	45%	195,790	30%	295,028	30%	193,964	31%	231,188	78%	239,821	78%	220,678	77%
Rhodium	54,714	6%	86,738	7%	54,380	6%	54,714	8%	86,738	9%	54,380	9%
Gold	14,596	1%	17,355	1%	12,689	2%	14,596	2%	17,355	2%	12,689	2%
PGM production 4E/2E	955,568	100%	1,289,545	100%	912,764	100%	657,828	100%	980,343	100%	627,991	100%	297,740	100%	309,202	100%	284,773	100%
Ruthenium	90,100		139,466		86,415		90,100		139,466		86,415
Iridium	22,294		35,135		20,457		22,294		35,135		20,457
Total 6E/2E	1,067,962		1,464,146		1,019,636		770,222		1,154,944		734,863		297,740		309,202		284,773

Recycling at US operations

	Unit	Jun 2020	Dec 2019	Jun 2019
Average catalyst fed/day	Tonne	25.4	27.5	26.3
Total processed	Tonne	4,618	5,068	4,760
Tolled	Tonne	609	763	1,157
Purchased	Tonne	4,009	4,306	3,604
PGM fed	3Eoz	397,472	431,681	421,450
PGM sold	3Eoz	354,552	394,273	355,814
PGM tolled returned	3Eoz	63,135	78,453	48,346

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 17

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2020	18,657	1,724	16,933	464	-	619	2,465	641	100	-	2,071	12,297
		Dec 2019	21,655	2,839	18,816	732	-	985	2,616	1,086	138	36	2,079	13,983
		Jun 2019	19,843	1,245	18,598	166	8	504	3,252	536	729	39	2,174	12,435
Yield	g/t	Jun 2020	0.67	5.06	0.23	6.16	-	5.76	0.36	3.60	0.24	-	0.25	0.19
		Dec 2019	0.84	4.83	0.24	6.10	-	5.26	0.32	3.73	0.48	0.44	0.31	0.22
		Jun 2019	0.54	4.89	0.25	4.16	0.38	7.33	0.36	3.15	0.42	0.41	0.29	0.20
Gold produced	kg	Jun 2020	12,554	8,730	3,824	2,859	-	3,564	889	2,307	24	-	524	2,387
		Dec 2019	18,286	13,714	4,572	4,462	-	5,180	833	4,056	66	16	636	3,037
		Jun 2019	10,723	6,087	4,636	690	3	3,692	1,158	1,689	307	16	623	2,545
	oz	Jun 2020	403,621	280,676	122,945	91,919	-	114,585	28,582	74,172	772	-	16,847	76,744
		Dec 2019	587,908	440,914	146,994	143,456	-	166,541	26,782	130,403	2,122	514	20,448	97,642
		Jun 2019	344,752	195,701	149,051	22,184	96	118,700	37,231	54,303	9,870	514	20,030	81,824
Gold sold	kg	Jun 2020	12,477	8,616	3,861	2,773	-	3,486	897	2,357	25	-	526	2,413
		Dec 2019	18,668	14,023	4,645	4,586	-	5,295	917	4,125	64	17	640	3,024
		Jun 2019	10,075	5,510	4,565	507	3	3,505	1,112	1,483	306	15	616	2,528
	oz	Jun 2020	401,144	277,010	124,134	89,154	-	112,077	28,839	75,779	804	-	16,911	77,580
		Dec 2019	600,190	450,850	149,340	147,443	-	170,238	29,482	132,622	2,058	547	20,576	97,224
		Jun 2019	323,917	177,149	146,768	16,300	96	112,688	35,752	47,679	9,838	482	19,805	81,277
Price and costs
Gold price received	R/kg	Jun 2020	864,679			782,221		830,208		812,133		852,471		859,345
		Dec 2019	676,350			655,517		660,093		656,290		687,519		698,214
		Jun 2019	597,360			582,157		586,528		586,585		596,989		597,152
	US$/oz	Jun 2020	1,613			1,459		1,549		1,515		1,591		1,603
		Dec 2019	1,432			1,388		1,398		1,390		1,456		1,478
		Jun 2019	1,308			1,275		1,285		1,285		1,308		1,308
Operating cost[1]	R/t	Jun 2020	479	3,941	126	4,978	-	4,490	200	2,660	194	-	150	107
		Dec 2019	455	2,658	122	3,413	-	3,134	205	1,799	115	208	157	102
		Jun 2019	436	5,078	125	11,857	1,650	5,343	183	3,081	176	233	130	105
	US$/t	Jun 2020	29	236	8	299	-	269	12	160	12	-	9	6
		Dec 2019	31	181	8	232	-	213	14	122	8	14	11	7
		Jun 2019	31	358	9	835	116	376	13	217	12	16	9	7
	R/kg	Jun 2020	711,335	778,225	558,630	807,835	-	779,854	554,331	739,012	808,333	-	592,557	550,272
		Dec 2019	538,696	550,284	503,937	559,973	-	595,946	642,857	481,632	240,909	468,750	513,050	470,695
		Jun 2019	806,500	1,038,558	501,812	2,852,609	4,400,000	729,361	514,940	977,798	416,938	568,750	453,451	513,320
	US$/oz	Jun 2020	1,327	1,452	1,042	1,507	-	1,455	1,034	1,379	1,508	-	1,106	1,027
		Dec 2019	1,141	1,165	1,067	1,186	-	1,262	1,361	1,020	510	992	1,086	997
		Jun 2019	1,767	2,275	1,099	6,248	9,638	1,598	1,128	2,142	913	1,246	993	1,124
Adjusted EBITDA margin[2]	%	Jun 2020	16			(2)		12		9		(40)		36
		Dec 2019	16			13		8		25		(39)		31
		Jun 2019	(49)			(577)		(20)		(70)		(48)		14
All-in sustaining cost[3]	R/kg	Jun 2020	800,048			939,668		823,819		822,292		653,612		605,305
		Dec 2019	636,405			695,137		718,014		558,558		554,795		504,464
		Jun 2019	869,141			3,903,529		729,023		982,281		485,261		527,453
	US$/oz	Jun 2020	1,493			1,753		1,537		1,534		1,220		1,129
		Dec 2019	1,347			1,472		1,520		1,183		1,175		1,068
		Jun 2019	1,904			8,550		1,597		2,152		1,063		1,155
All-in cost[3]	R/kg	Jun 2020	809,970			939,668		834,816		822,376		653,612		608,454
		Dec 2019	652,143			695,137		730,876		558,892		554,795		508,069
		Jun 2019	890,958			3,903,529		735,304		982,672		485,261		538,568
	US$/oz	Jun 2020	1,511			1,753		1,558		1,534		1,220		1,135
		Dec 2019	1,381			1,472		1,548		1,183		1,175		1,076
		Jun 2019	1,952			8,550		1,611		2,152		1,063		1,180
Capital expenditure
Total capital expenditure[4]	Rm	Jun 2020	1,107.7			354.4		436.2		170.8		-		139.0
		Dec 2019	1,639.4			576.0		731.9		240.4		-		43.6
		Jun 2019	426.2			99.9		205.5		65.4		-		38.2
	US$m	Jun 2020	66.4			21.2		26.2		10.2		-		8.4
		Dec 2019	112.7			39.7		50.2		16.5		-		3.0
		Jun 2019	30.2			7.1		14.6		4.6		-		2.7

Average exchange rate for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019 was R16.67/US$, R14.69/US$ and R14.20/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing costs of sales, before amortisation and depreciation, and change in inventory, in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation, and change in inventory in a period by the gold produced in the same period
2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
3	All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - six months”
4	Corporate project expenditure for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019 was R7.3 million (US$0.4 million), R47.5 million (US$3.3 million), and R17.2 million (US$1.2 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 18

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2019	Unaudited Dec 2019	Unaudited Jun 2020		Notes	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
1,657.4	3,385.9	3,300.5	Revenue		55,018.7	49,390.5	23,534.9
(1,661.1)	(2,717.5)	(2,469.7)	Cost of sales		(41,168.9)	(39,727.7)	(23,586.8)
(1,455.1)	(2,424.6)	(2,263.1)	Cost of sales, before amortisation and depreciation		(37,725.3)	(35,438.3)	(20,662.1)
(206.0)	(292.9)	(206.6)	Amortisation and depreciation		(3,443.6)	(4,289.4)	(2,924.7)

(3.7)	668.4	830.8			13,849.8	9,662.8	(51.9)
20.2	18.6	30.2	Interest income		504.1	273.1	287.3
(110.7)	(117.7)	(102.6)	Finance expense	2	(1,710.5)	(1,731.2)	(1,571.3)
(11.5)	(13.6)	(17.8)	Share-based payments		(297.5)	(200.3)	(163.0)
(37.7)	(378.3)	93.2	Gain/(loss) on financial instruments	3	1,553.6	(5,479.6)	(535.5)
3.7	18.8	(58.2)	(Loss)/gain on foreign exchange differences		(970.6)	272.9	52.6
18.0	31.9	29.0	Share of results of equity-accounted investees after tax	7	483.8	465.3	255.7
(52.3)	(74.0)	(41.2)	Net other costs		(687.0)	(1,083.1)	(743.1)
(21.4)	(31.6)	(23.6)	- Care and maintenance		(393.6)	(461.6)	(304.3)
4.2	(10.3)	1.3	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		21.9	(149.2)	60.3
(26.4)	(1.4)	-	- Strike related costs		(0.4)	(27.8)	(374.5)
(7.8)	(1.2)	-	- Service entity costs		-	(18.8)	(111.0)
-	-	(3.5)	- Non-recurring COVID-19 costs		(57.9)	-	-
(0.9)	(29.5)	(15.4)	- Other		(257.0)	(425.6)	(13.6)
(0.3)	5.6	1.7	Gain/(loss) on disposal of property, plant and equipment		28.7	81.5	(4.9)
(6.6)	0.7	-	Impairments		(0.5)	7.1	(93.1)
77.7	(1.4)	-	Gain on acquisition		-	-	1,103.0
-	-	(11.2)	Loss on BTT early settlement	11	(186.2)	-	-
(44.6)	(42.0)	(15.4)	Restructuring costs		(257.0)	(619.2)	(633.2)
(6.9)	(24.1)	(5.8)	Transaction costs		(96.3)	(350.3)	(97.5)
-	2.7	(0.2)	Occupational healthcare expense		(4.1)	39.6	-
(154.7)	95.6	732.5	Profit/(loss) before royalties and tax		12,210.3	1,338.6	(2,194.9)
(8.3)	(21.5)	(25.5)	Royalties		(425.6)	(313.7)	(117.3)
-	(0.9)	(0.2)	Carbon tax		(2.7)	(12.9)	-
(163.0)	73.2	706.8	Profit/(loss) before tax		11,782.0	1,012.0	(2,312.2)
150.8	(30.9)	(123.0)	Mining and income tax	4	(2,051.1)	(408.5)	2,141.5
(46.2)	(81.6)	(111.0)	- Current tax		(1,851.1)	(1,192.4)	(656.3)
197.0	50.7	(12.0)	- Deferred tax		(200.0)	783.9	2,797.8

(12.2)	42.3	583.8	Profit/(loss) for the period		9,730.9	603.5	(170.7)
			Profit/(loss) for the period attributable to:
(18.1)	22.6	563.1	- Owners of Sibanye-Stillwater		9,385.0	316.8	(254.7)
5.9	19.7	20.7	- Non-controlling interests		345.9	286.7	84.0
			Earnings per ordinary share (cents)
(1)	1	21	Basic earnings per share	5.1	351	12	(11)
(1)	1	19	Diluted earnings per share	5.2	334	12	(11)
2,341,567	2,670,030	2,673,617	Weighted average number of shares ('000)	5.1	2,673,617	2,670,030	2,341,567
2,341,567	2,741,401	2,946,656	Diluted weighted average number of shares ('000)	5.2	2,946,656	2,741,401	2,341,567
14.20	14.69	16.67	Average R/US$ rate

The condensed consolidated interim financial statements for the six months ended 30 June 2020 have not been audited or reviewed by Sibanye-Stillwater’s auditors and have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques le Roux (CA (SA)). This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

A convenience translation has been applied to the primary statements into US dollar amounts based on the average exchange rate for the period for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position and exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 19

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Unaudited Jun 2019	Unaudited Dec 2019	Unaudited Jun 2020		Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
(12.2)	42.3	583.8	Profit/(loss) for the period	9,730.9	603.5	(170.7)
0.3	31.6	(147.2)	Other comprehensive income, net of tax	5,293.8	216.3	(682.2)
-	-	-	Foreign currency translation adjustments	5,218.8	79.6	(674.4)
(0.5)	9.4	4.5	Mark to market valuation[1]	75.0	136.7	(7.8)
0.8	22.2	(151.7)	Currency translation adjustments[1,2]	-	-	-

(11.9)	73.9	436.6	Total comprehensive income	15,024.7	819.8	(852.9)
			Total comprehensive income attributable to:
(16.6)	53.0	415.4	- Owners of Sibanye-Stillwater	14,670.5	516.3	(919.4)
4.7	20.9	21.2	- Non-controlling interests	354.2	303.5	66.5
14.20	14.69	16.67	Average R/US$ rate
1These gains and losses will never be reclassified to profit or loss
2	The currency translation adjustments arise on the convenience translation of the SA rand amount to US dollars

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited Jun 2019	Unaudited Dec 2019	Unaudited Jun 2020		Notes	Unaudited Jun 2020	Audited Dec 2019	Reviewed Jun 2019
5,192.9	5,350.5	4,986.9	Non-current assets		86,526.0	74,908.1	73,220.5
3,997.6	4,105.7	3,799.2	Property, plant and equipment		65,916.8	57,480.2	56,366.5
27.1	25.8	17.5	Right-of-use assets		304.3	360.9	382.3
489.0	489.6	481.9	Goodwill		8,361.6	6,854.9	6,894.2
272.4	288.5	313.2	Equity-accounted investments	7	5,434.6	4,038.8	3,840.8
31.9	42.8	45.1	Other investments		782.9	598.7	450.4
322.4	328.7	273.5	Environmental rehabilitation obligation funds		4,745.6	4,602.2	4,546.3
47.1	48.8	39.0	Other receivables		676.0	683.5	663.9
5.4	20.6	17.5	Deferred tax assets		304.2	288.9	76.1

1,827.9	1,869.0	1,942.2	Current assets		33,696.1	26,163.7	25,772.6
1,007.8	1,107.4	969.6	Inventories		16,823.2	15,503.4	14,210.0
361.8	331.1	248.7	Trade and other receivables		4,314.2	4,635.0	5,101.6
3.5	3.7	2.7	Other receivables		46.5	51.2	49.0
23.2	25.4	27.2	Tax receivable		471.7	355.1	326.6
8.6	-	-	Non-current assets held for sale		-	-	120.7
423.0	401.4	694.0	Cash and cash equivalents		12,040.5	5,619.0	5,964.7

7,020.8	7,219.5	6,929.1	Total assets		120,222.1	101,071.8	98,993.1

2,145.8	2,224.1	2,652.3	Total equity		46,021.7	31,138.3	30,253.4

3,431.4	3,972.0	3,287.9	Non-current liabilities		57,043.4	55,606.7	48,383.2
1,535.2	1,692.7	1,446.8	Borrowings	8	25,101.9	23,697.9	21,645.9
67.4	296.1	201.4	Derivative financial instrument	8	3,493.7	4,144.9	950.6
20.4	19.5	13.2	Lease liabilities		228.7	272.8	287.8
572.1	622.5	520.6	Environmental rehabilitation obligation and other provisions		9,032.3	8,714.8	8,067.2
0.4	-	-	Post-retirement healthcare obligation		-	-	5.2
76.6	81.0	60.5	Occupational healthcare obligation		1,049.5	1,133.4	1,080.2
12.7	95.9	83.2	Share-based payment obligations	9	1,444.3	1,343.0	178.6
154.5	192.0	133.7	Other payables	10	2,319.2	2,687.5	2,179.0
476.9	492.6	363.4	Deferred revenue	11	6,304.9	6,896.5	6,724.5
-	4.2	0.1	Tax and royalties payable		1.3	59.1	-
515.2	475.5	465.0	Deferred tax liabilities		8,067.6	6,656.8	7,264.2

1,443.6	1,023.4	988.9	Current Liabilities		17,157.0	14,326.8	20,356.5
385.9	2.7	73.3	Borrowings	8	1,272.1	38.3	5,441.3
7.4	7.9	5.9	Lease liabilities		102.7	110.0	104.9
17.8	10.6	10.2	Occupational healthcare obligation		177.5	148.7	251.2
4.2	5.9	15.5	Share-based payment obligations	9	268.3	82.1	59.7
788.1	819.0	681.2	Trade and other payables		11,818.7	11,465.9	11,112.8
47.5	54.4	34.2	Other payables	10	593.6	761.4	669.5
152.2	90.8	107.2	Deferred revenue	11	1,859.5	1,270.6	2,145.8
40.5	32.1	61.4	Tax and royalties payable		1,064.6	449.8	571.3

7,020.8	7,219.5	6,929.1	Total equity and liabilities		120,222.1	101,071.8	98,993.1
14.10	14.00	17.35	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 20

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar							SA rand
	Re-		Accum-	Non-				Non-	Accum-		Re-
Stated	organisation	Other	ulated	controlling	Total		Total	controlling	ulated	Other	organisation	Stated
capital	reserve[1]	reserves	loss	interests	equity		equity	interests	loss	reserves	reserve[1]	capital
-	3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018 (Unaudited)[1]	24,724.4	936.0	(15,495.8)	4,617.2	34,667.0	-*
-	-	1.5	(18.1)	4.7	(11.9)	Total comprehensive income for the period	(852.9)	66.5	(254.7)	(664.7)	-	-
-	-	-	(18.1)	5.9	(12.2)	Loss for the period	(170.7)	84.0	(254.7)	-	-	-
-	-	1.5	-	(1.2)	0.3	Other comprehensive income, net of tax	(682.2)	(17.5)	-	(664.7)	-	-
-	-	-	-	-	-	Dividends paid	(0.3)	(0.3)	-	-	-	-
-	-	9.7	-	-	9.7	Share-based payments	140.5	-	-	140.5	-	-
-	120.2	-	-	-	120.2	Shares issued for cash	1,688.4	-	-	-	1,688.4	-
-	288.1	-	-	-	288.1	Shares issued on Lonmin acquisition	4,306.6	-	-	-	4,306.6	-
-	-	-	-	16.5	16.5	Acquisition of subsidiary with non-controlling interest	247.0	247.0	-	-	-	-
-	-	-	-	-	-	Transaction with DRDGOLD shareholders	(0.3)	(0.3)	-	-	-	-
-	3,775.9	405.1	(2,125.6)	90.4	2,145.8	Balance at 30 June 2019 (Unaudited)[1]	30,253.4	1,248.9	(15,750.5)	4,093.0	40,662.0	-*
-	-	30.4	22.6	20.9	73.9	Total comprehensive income for the period	819.8	303.5	316.8	199.5	-	-
-	-	-	22.6	19.7	42.3	Profit for the period	603.5	286.7	316.8	-	-	-
-	-	30.4	-	1.2	31.6	Other comprehensive income, net of tax	216.3	16.8	-	199.5	-	-
-	-	-	-	(6.0)	(6.0)	Dividends paid	(84.7)	(84.7)	-	-	-	-
-	-	10.4	-	-	10.4	Share-based payments	149.8	-	-	149.8	-	-
-	3,775.9	445.9	(2,103.0)	105.3	2,224.1	Balance at 31 December 2019 (Unaudited)[1]	31,138.3	1,467.7	(15,433.7)	4,442.3	40,662.0	-*
-	-	(147.7)	563.1	21.2	436.6	Total comprehensive income for the period	15,024.7	354.2	9,385.0	5,285.5	-	-
-	-	-	563.1	20.7	583.8	Profit for the period	9,730.9	345.9	9,385.0	-	-	-
-	-	(147.7)	-	0.5	(147.2)	Other comprehensive income, net of tax	5,293.8	8.3	-	5,285.5	-	-
-	-	-	-	(12.7)	(12.7)	Dividends paid	(212.2)	(212.2)	-	-	-	-
-	-	4.3	-	-	4.3	Share-based payments	70.9	-	-	70.9	-	-
1,177.4	(1,177.4)	-	-	-	-	Reorganisation - 24 February 2020[1]	-	-	-	-	(17,660.7)	17,660.7
-	-	-	13.2	(13.2)	-	Transaction with DRDGOLD shareholders[2]	-	(220.0)	220.0	-	-	-
1,177.4	2,598.5	302.5	(1,526.7)	100.6	2,652.3	Balance at 30 June 2020 (Unaudited)	46,021.7	1,389.7	(5,828.7)	9,798.7	23,001.3	17,660.7

1Refer note 1.2
2	Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD Limited. The consideration amounted to R1,085.6 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD Limited. The Group calculated the net asset value of DRDGOLD Limited at the effective date to which the additional ownership percentage was applied to determine the reattribution between non-controlling interest and the Group

*   Less than R’ million

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 21

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2019	Unaudited Dec 2019	Unaudited Jun 2020		Notes	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
			Cash flows from operating activities
68.2	662.1	958.5	Cash generated by operations		15,978.7	9,591.8	968.0
123.3	74.4	46.2	Deferred revenue advance received	11	770.6	1,108.0	1,751.3
-	-	(47.2)	Bulk Tailings re-Treatment transaction early settlement payment	11	(787.1)	-	-
(1.3)	(5.0)	(1.8)	Cash-settled share-based payments paid	9	(30.6)	(72.1)	(18.8)
(31.6)	(11.7)	58.4	Change in working capital		973.1	(176.6)	(449.0)
158.6	719.8	1,014.1			16,904.7	10,451.1	2,251.5
4.3	14.3	21.0	Interest received		350.1	207.8	60.6
(55.4)	(55.5)	(47.3)	Interest paid		(788.8)	(816.0)	(787.1)
(4.3)	(24.2)	(24.8)	Royalties paid		(413.5)	(349.9)	(61.6)
(9.6)	(87.7)	(87.1)	Tax paid		(1,452.7)	(1,271.5)	(135.9)
-	(5.9)	(12.7)	Dividends paid		(212.2)	(84.7)	(0.3)
93.6	560.8	863.2	Net cash from operating activities		14,387.6	8,136.8	1,327.2

			Cash flows from investing activities
(181.9)	(351.0)	(248.0)	Additions to property, plant and equipment		(4,134.5)	(5,122.7)	(2,583.2)
1.1	5.9	1.8	Proceeds on disposal of property, plant and equipment		29.5	86.0	15.0
(5.3)	(3.6)	-	Acquisition of subsidiaries		-	(54.3)	(74.7)
211.4	(3.6)	-	Cash acquired on acquisition of subsidiaries		-	1.8	3,002.5
4.7	3.0	0.3	Dividends received		5.0	44.5	66.5
3.3	(4.2)	(0.4)	Contributions to environmental rehabilitation funds		(7.3)	(60.4)	47.5
(20.0)	0.4	(45.4)	Payment of Deferred Payment		(756.2)	-	(283.4)
-	(22.1)	-	Payments to dissenting shareholders		-	(319.4)	-
-	2.1	-	Proceeds with transfer of assets to joint operation		-	30.6	-
-	12.9	-	Preference shares redeemed		-	186.9	-
-	10.5	-	Proceeds from environmental rehabilitation funds		-	151.9	-
13.3	(349.7)	(291.7)	Net cash (used in)/from investing activities		(4,863.5)	(5,055.1)	190.2

			Cash flows from financing activities
1,117.0	195.7	571.2	Loans raised	8	9,521.1	3,119.9	15,861.8
(1,086.0)	(436.0)	(750.8)	Loans repaid	8	(12,515.2)	(6,586.4)	(15,421.9)
(3.6)	(5.5)	(4.4)	Lease payments		(73.0)	(80.8)	(50.9)
118.9	-	-	Proceeds from share issue		-	-	1,688.4
146.3	(245.8)	(184.0)	Net cash (used in)/from financing activities		(3,067.1)	(3,547.3)	2,077.4

253.2	(34.7)	387.5	Net increase/(decrease) in cash and cash equivalents		6,457.0	(465.6)	3,594.8
(7.8)	13.1	(94.9)	Effect of exchange rate fluctuations on cash held		(35.5)	119.9	(179.2)
177.6	423.0	401.4	Cash and cash equivalents at beginning of the period		5,619.0	5,964.7	2,549.1
423.0	401.4	694.0	Cash and cash equivalents at end of the period		12,040.5	5,619.0	5,964.7
14.20	14.69	16.67	Average R/US$ rate
14.10	14.00	17.35	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 22

Notes to the condensed consolidated interim financial statements

1.Basis of accounting and preparation

The condensed consolidated interim financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by and prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2019 annual financial report.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2019 have not been reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2019 from the reviewed condensed consolidated provisional financial statements for the year ended 31 December 2019. The condensed consolidated interim financial statements for the six months ended 30 June 2020 have not been reviewed by the Company’s auditor.

The translation of the primary statements into US dollar is based on the average exchange rate for the period, calculated using a daily closing exchange rate, for the condensed consolidated income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. The convenience translation of amounts to US dollar is provided as supplementary information only, constitutes pro forma information in terms of the JSE Listings Requirements and has been prepared for illustrative purposes only, is the responsibility of the Board, and has not been reviewed or reported on by the Company’s external auditors. Because of its nature, this information may not fairly present our financial position, changes in equity, results of operations or cash flows..

1.1	Standards, interpretations and amendments to published standards effective on 1 January 2020 issued, effective and adopted by the Group

None of the amendments to published standards effective on 1 January 2020 and adopted by the group had a material effect on the Group’s condensed financial statements for the period ended 30 June 2020.

1.2	Scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (SGL) and Sibanye Stillwater Limited (Sibanye-Stillwater), a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, Sibanye-Stillwater (the “Scheme”). The Scheme was implemented through the issue of Sibanye-Stillwater shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (JSE – SGL and NYSE – SBGL).

On 23 January 2020 SGL and Sibanye-Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020.

Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3 Business Combinations. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.

The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the condensed consolidated financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of Sibanye-Stillwater for financial reporting purposes and following the implementation of the Scheme, Sibanye-Stillwater's condensed consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.

In order to affect the reorganisation in the Group at the earliest period presented in these condensed consolidated interim financial statements, a reorganisation reserve was recognised at 31 December 2018 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of Sibanye-Stillwater of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2018 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve.

Since the condensed consolidated financial statements of Sibanye-Stillwater are in substance a continuation of the existing SGL Group, the shares used in calculating the weighted average number of issued shares (refer note 5) is based on the issued stated share capital of the listed entity at that stage.

As a result of the above, earnings per share measures are based on SGL's issued shares for comparative periods. For purposes of Sibanye-Stillwater's earnings per share measures for the six months ended 30 June 2020, shares issued as part of the Scheme were treated as issued from the beginning of the current reporting period so as to reflect the unchanged continuation of the Group. No weighting was required as there were no changes in the issued share capital of SGL from the beginning of the current period up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.

Although the Scheme was retrospectively implemented for accounting purposes, the roll forward below shows the movement of the  legally issued shares of Sibanye-Stillwater and SGL for the periods indicated.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 23

	Six months ended
Figures in thousand	Sibanye-Stillwater	SGL
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the period[1]	-*	2,670,030	2,266,261
Scheme implemented[2]	2,670,030	-	-
Shares issued under Sibanye-Stillwater / SGL Share Plan[3]	5,972	-	4,442
Shares issued for cash	-	-	108,932
Shares issued with acquisition of subsidiary	-	-	290,395
Number of shares in issue at end of the period	2,676,002	2,670,030	2,670,030
1	Since the Scheme was retrospectively implemented, the stated share capital presented in the condensed consolidated statement of changes in equity reflects the legally issued shares of Sibanye-Stillwater from the earliest period presented, being one ordinary share at 31 December 2018 and 31 December 2019
2	From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of Sibanye-Stillwater retrospectively presented for the Group in the condensed consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
3	Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to Sibanye-Stillwater and is settled in Sibanye-Stillwater shares from the effective date onwards

* Less than thousand

Retrospective roll forward of stated share capital and reorganisation reserve:

	SGL Group		Scheme impact	Reorgani- sation reserve	Sibanye-Stillwater Group
	Amount (million)	Shares (thousand)	Amount (million)	Amount (million)	Amount (million)	Shares (thousand)
Balance at 31 December 2018	34,667.0	2,266,261	(34,667.0)	34,667.0	-*	-*
Shares issued for cash	1,688.4	108,932	(1,688.4)	1,688.4	-	-
Shares issued on Lonmin acquisition	4,306.6	290,395	(4,306.6)	4,306.6	-	-
Shares issued under SGL Share Plan	-	4,442	-	-	-	-
Balance at 30 June 2019 and 31 December 2019	40,662.0	2,670,030	(40,662.0)	40,662.0	-*	-*
Scheme implemented[1]				(17,660.7)	17,660.7	2,670,030
Shares issued under Sibanye-Stillwater share plan				-	-	5,972
Balance at 30 June 2020				23,001.3	17,660.7	2,676,002
1	The stated share capital value of Sibanye-Stillwater on Scheme implementation amounts to the net asset value of the unconsolidated SGL company on the effective date of the Scheme. The reorganisation reserve is the balance between the previously presented stated share capital and the revised Sibanye-Stillwater stated share capital value. There was no change in the issued share capital of the SGL Group from 31 December 2019 to the effective date of the Scheme

* Less than R ‘million or thousand shares as indicated

2.Finance expense

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Interest charge on:
Borrowings - interest		(748.2)	(768.4)	(676.5)
- US$600 million revolving credit facility (RCF)		(159.4)	(212.0)	(23.1)
- R5.5 billion RCF and R6.0 billion RCF (Rand facilities)		(144.6)	(166.8)	(267.8)
- 2022 and 2025 Notes		(384.5)	(336.3)	(333.8)
- US$ Convertible Bond		(59.7)	(53.3)	(51.8)
Borrowings - unwinding of amortised cost	8	(219.0)	(191.1)	(183.3)
- 2022 and 2025 Notes		(29.0)	(24.9)	(23.0)
- US$ Convertible Bond		(117.5)	(101.3)	(95.5)
- Burnstone Debt		(72.5)	(57.5)	(62.6)
- Other		-	(7.4)	(2.2)
Lease liabilities		(16.9)	(19.8)	(14.1)
Environmental rehabilitation obligation		(347.1)	(322.6)	(256.1)
Occupational healthcare obligation		(51.1)	(58.2)	(57.3)
Deferred Payment (related to the Rustenburg operations acquisition)	10	(93.4)	(89.5)	(89.5)
Dissenting shareholders		-	(10.7)	(10.5)
Deferred revenue [1,2]	11	(179.6)	(202.9)	(149.4)
Other		(55.2)	(68.0)	(134.6)
Total finance expense		(1,710.5)	(1,731.2)	(1,571.3)
[1]

For the six months ended 30 June 2020, finance expense includes R158.9 million non-cash interest relating to the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International). Although there is no cash financing cost related to this arrangement, IFRS 15 Revenue from Contracts with Customers (IFRS 15) requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.2% and 4.6% was used in determining the finance expense to be recognised as part of the steaming transaction for gold and palladium, respectively

2 For the six months ended 30 June 2020, finance expense includes R12.6 million non-cash interest relating to the Marikana operation’s streaming transaction on its Bulk Tailings re-Treatment plant (BTT) which was early settled during the six month period. The BTT transaction was replaced by a new platinum forward sale entered into on 3 March 2020 for which a non-cash interest expense of R8.1 million is included for the six month period ended 30 June 2020 (refer note 11)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 24

3.Gain/(loss) on financial instruments

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Fair value loss on gold hedge contracts[1]		(456.5)	(107.3)	(2.8)
Fair value gain on palladium hedge contract[2]		39.0	-	-
Fair value gain/(loss) on derivative financial instrument	8	2,094.2	(3,358.8)	(552.7)
Fair value adjustment of share-based payment obligations	9.2	(91.6)	(1,207.9)	(10.0)
Loss on the revised cash flow of the Deferred Payment	10	-	(724.1)	-
Loss on the revised cash flow of the Burnstone Debt		-	(96.6)	-
Other		(31.5)	15.1	30.0
Total gain/(loss) on financial instruments		1,553.6	(5,479.6)	(535.5)
1	On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement commencing on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. At 30 June 2020, the net rand gold hedge contract financial liability was R0.7 million, realised loss was R524.1 million and unrealised gain was R67.6 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2	On 17 January 2020, Stillwater Mining Company (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively

4. Mining and income tax

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Tax on (profit)/loss before tax at maximum South African statutory company tax rate (28%)	(3,299.0)	(286.3)	650.4
South African gold mining tax formula rate adjustment	(46.9)	68.8	(261.4)
US statutory tax rate adjustment	238.5	138.4	67.0
Non-deductible amortisation and depreciation	(6.1)	(14.7)	-
Non-taxable dividend received	1.5	2.1	-
Non-deductible finance expense	(12.4)	(60.6)	(25.7)
Non-deductible share-based payments	(19.8)	(41.9)	(39.4)
(Non-deductible loss)/non-taxable gain on fair value of financial instruments	(39.5)	(543.2)	(27.9)
Non-taxable gain/(non-deductible loss) on foreign exchange differences	17.7	1.2	(1.2)
Non-taxable share of results of equity-accounted investees	135.5	130.3	71.6
Non-deductible impairments	-	2.3	(24.2)
Non-taxable gain on acquisition	-	2.9	305.9
Non-deductible transaction costs	(30.1)	(67.5)	(26.9)
Tax adjustment in respect of prior periods	107.7	12.4	-
Net other non-taxable income and non-deductible expenditure	(25.8)	461.9	71.7
Change in estimated deferred tax rate	(54.5)	7.0	1,544.0
Previously unrecognised deferred tax assets utilised/(deferred tax assets not recognised)	982.1	(221.5)	(162.4)
Mining and income tax	(2,051.1)	(408.4)	2,141.5

5.Earnings per share

5.1 Basic earnings per share

	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Ordinary shares in issue (’000)	2,676,002	2,670,030	2,670,030
Adjustment for weighting of ordinary shares in issue (’000)	(2,385)	-	(328,463)
Adjusted weighted average number of shares (’000)	2,673,617	2,670,030	2,341,567
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	9,385.0	316.8	(254.7)
Basic earnings per share (EPS) (cents)	351	12	(11)
5.2	Diluted earnings per share

Potential ordinary shares arising from the equity settled share-based payment scheme resulted in a dilution for the six month periods ended 30 June 2020 and 31 December 2019 and were antidilutive for the six month period ended 30 June 2019. The assumed conversion of the convertible bond was dilutive for the six month period ended 30 June 2020 and antidilutive for the six month periods ended 31 December 2019 and 30 June 2019.

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Diluted earnings
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	9,385.0	316.8	(254.7)
Adjusted for impact of convertible bond:	457.2	-	-
- Interest charge and unwinding of amortised cost	177.1	-	-
- Gain on fair value adjustment	(2,094.2)	-	-
- Loss on foreign exchange	2,547.6	-	-
- Tax effect	(173.3)	-	-
Diluted earnings	9,842.2	316.8	(254.7)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 25

	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,673,617	2,670,030	2,341,567
Potential ordinary shares - equity-settled share plan (’000)	27,342	71,371	-
Potential ordinary shares - convertible bond (’000)	245,697	-	-
Diluted weighted average number of shares (’000)	2,946,656	2,741,401	2,341,567
Diluted basic EPS (cents)	334	12	(11)
5.3	Headline earnings per share

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Profit/(loss) attributable to owners of Sibanye-Stillwater	9,385.0	316.8	(254.7)
(Gain)/loss on disposal of property, plant and equipment	(28.7)	(81.5)	4.9
Impairments	0.5	(7.1)	93.1
Impairment of equity accounted associate	-	21.0	-
Gain on acquisition	-	-	(1,103.0)
Taxation effect of remeasurement items	2.7	2.5	(3.2)
Re-measurement items, attributable to non-controlling interest	0.9	3.2	(0.2)
Headline earnings	9,360.4	254.9	(1,263.1)
Headline EPS (cents)	350	10	(54)
5.4	Diluted headline earnings per share

	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Headline earnings	9,360.4	254.9	(1,263.1)
Adjusted for impact of convertible bond:	457.2	-	-
- Interest charge and unwinding of amortised cost	177.1	-	-
- Gain on fair value adjustment	(2,094.2)	-	-
- Loss on foreign exchange	2,547.6	-	-
- Tax effect	(173.3)	-	-
Diluted headline earnings	9,817.6	254.9	(1,263.1)
Diluted headline EPS (cents)	333	9	(54)
6.	Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction (Rustenburg), gain on acquisition, other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging and the commitment to shareholder returns, the Board of Directors resolved to pay an interim dividend of 50 SA cents per share.

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Profit/(loss) attributable to the owners of Sibanye-Stillwater	9,385.0	316.8	(254.7)
Adjusted for:
(Gain)/loss on financial instruments	(1,553.6)	5,479.6	535.5
Loss/(gain) on foreign exchange differences	970.6	(272.9)	(52.6)
(Gain)/loss on disposal of property, plant and equipment	(28.7)	(81.5)	4.9
Impairments	0.5	(7.1)	93.1
Gain on acquisition	-	-	(1,103.0)
Restructuring costs[1]	257.0	619.2	633.2
Transaction costs	96.3	350.3	97.5
Occupational healthcare expense	4.1	(39.6)	-
Loss on BTT early settlement	186.2	-	-
Other	-	(30.1)	30.1
Change in estimated deferred tax rate	54.5	(7.0)	(1,544.0)
Share of results of equity-accounted investees after tax	(483.8)	(465.3)	(255.7)
Tax effect of the items adjusted above	(43.7)	(1,348.5)	(295.3)
NCI effect of the items listed above	0.7	(42.7)	-
Normalised earnings[2]	8,845.1	4,471.2	(2,111.0)
[1]

Restructuring costs of R245.8 million were incurred at the Marikana operations for the six months ended 30 June 2020 (R619 million for the six months ended 31 December 2019). Restructuring costs of R633.2 million for the six months ended 30 June 2019 include R246.8 million voluntary separation agreements at the Marikana operations and R386.4 million at the SA gold operations

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 26

2 Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. This measure constitutes pro forma financial information in terms of the JSE Listing Requirements, is the responsibility of the Board and the Company’s external auditors have not issued a separate reporting accountant’s report thereon

7.Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at beginning of the period	4,038.8	3,840.8	3,733.9
Share of results of equity-accounted investee after tax	483.8	465.3	255.7
- Mimosa Investments Limited (Mimosa)	298.2	269.1	108.0
- Rand Refinery Proprietary Limited (Rand Refinery)	185.6	196.2	148.3
- Other	-	-	(0.6)
Dividend received from equity accounted investments	-	(44.5)	(66.5)
Preference shares redeemed	-	(186.9)	-
Impairment of investment in Living Gold Proprietary Limited (Living Gold)	-	-	(12.3)
Impairment of loan to Living Gold	-	-	(14.3)
Foreign currency translation	912.0	(35.9)	(55.7)
Balance at end of the period	5,434.6	4,038.8	3,840.8
Equity accounted investments consist of:
- Mimosa	3,669.6	2,687.7	2,492.3
- Rand Refinery	582.6	396.9	387.6
- Peregrine Metals Ltd	1,182.4	954.1	960.9
- Other equity-accounted investments	-	0.1	-
Equity-accounted investments	5,434.6	4,038.8	3,840.8

8.Borrowings

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at beginning of the period		23,736.4	27,087.2	24,504.7
Borrowings on acquisition of subsidiaries		-	-	2,574.8
Loans raised		9,521.1	3,119.9	15,861.8
- US$600 million RCF		3,004.2	576.0	8,491.1
- R6.0 billion RCF[1]		-	630.0	520.0
- R5.5 billion RCF		5,000.0	500.0	-
- Other borrowings (including DRDGOLD facility)[2]		1,516.9	1,413.9	6,850.7
Loans repaid		(12,515.2)	(6,586.4)	(15,421.9)
- US$600 million RCF		(5,391.6)	(1,154.6)	(4,671.6)
- R6.0 billion RCF[1]		-	(1,676.4)	(3,370.0)
- R5.5 billion RCF		(5,500.0)	-	-
- Other borrowings (including DRDGOLD facility)[2]		(1,623.6)	(3,755.4)	(7,380.3)
Unwinding of loans recognised at amortised cost	2	219.0	191.1	183.3
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		444.1	353.2	416.7
Accrued interest paid		(461.3)	(381.2)	(396.5)
Gain on the revised cash flow of the Burnstone Debt		-	96.6	-
Loss/(gain) on foreign exchange differences and foreign currency translation		5,429.9	(144.0)	(635.7)
Balance at end of the period		26,374.0	23,736.4	27,087.2
1	On 25 October 2019 Sibanye-Stillwater refinanced its R6.0 billion Revolving Credit Facility (RCF), which matured on 15 November 2019, with a new 3-year R5.5 billion RCF on similar terms. The outstanding balance under the R6.0 billion RCF was settled by way of a drawdown from the new R5.5 billion RCF
2	Other borrowings consist mainly of overnight facilities

Borrowings consist of:

Figures in million - SA rand
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
US$600 million RCF	4,910.1	5,711.9	6,316.8
R6.0 billion RCF	-	-	3,046.4
R5.5 billion RCF	2,000.0	2,500.0	-
2022 and 2025 Notes	11,937.2	9,609.8	9,658.8
US$ Convertible Bond	5,796.0	4,578.6	4,513.7
Burnstone Debt	1,723.9	1,330.4	1,187.5
Other borrowings	6.8	5.5	2,364.0
- Uncommitted (short-term) facilities	-	-	0.2
- Lonmin facility	-	-	2,358.1
- Franco Nevada liability	2.4	2.0	2.0
- Stillwater Convertible Debentures	4.4	3.5	3.7

Borrowings	26,374.0	23,736.2	27,087.2
Current portion of borrowings	(1,272.1)	(38.3)	(5,441.3)
Non-current borrowings	25,101.9	23,697.9	21,645.9

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 27

Derivative financial instrument (US$ Convertible Bond)

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at the beginning of the period		4,144.9	950.6	408.9
(Gain)/loss on financial instruments[1]	3	(2,094.2)	3,358.8	552.7
Loss/(gain) on foreign exchange differences		1,443.0	(164.5)	(11.0)
Balance at end of the period		3,493.7	4,144.9	950.6
1	The R2,094.2 million gain on the financial instrument is attributable to changes in various valuation inputs during the six month period ended 30 June 2020, including in the movement in the Sibanye-Stillwater share price, change in USD/ZAR exchange rate, bond market value and credit risk spreads
8.1	Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and five years	After five years
30 June 2020
- Capital
US$600 million RCF	4,910.0	1,227.5	3,682.5	-
R5.5 billion RCF	2,000.0	-	2,000.0	-
2022 and 2025 Notes	12,155.4	-	12,155.4	-
US$ Convertible Bond	6,662.4	-	6,662.4	-
Burnstone Debt	135.1	-	135.1	-
Other borrowings	6.8	6.8	-	-
- Interest	8,421.5	1,150.6	2,836.0	4,434.9

Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Borrowings[1]	28,143.8	26,550.7	26,850.3
Cash and cash equivalents[2]	12,007.2	5,586.3	5,970.1
Net debt[3]	16,136.6	20,964.4	20,880.2
Adjusted EBITDA[4] (12 months)	29,451.5	14,956.0	6,492.3
Net debt to adjusted EBITDA (ratio)[5]	0.5	1.4	3.2
1	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument
2	Cash and cash equivalents exclude cash of Burnstone
3	Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone
4	The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is a pro forma performance measure and is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5	Net debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date. This measure constitutes pro forma financial information in terms of the JSE Listing Requirements, is the responsibility of the Board and the Company’s external auditors have not issued a separate reporting accountant’s report thereon

Reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Profit/(loss) before royalties and tax	12,210.3	1,338.6	(2,194.9)
Adjusted for:
Amortisation and depreciation	3,443.6	4,289.4	2,924.7
Interest income	(504.1)	(273.1)	(287.3)
Finance expense	1,710.5	1,731.2	1,571.3
Share-based payments	297.5	200.3	163.0
(Gain)/loss on financial instruments	(1,553.6)	5,479.6	535.5
Loss/(gain) on foreign exchange differences	970.6	(272.9)	(52.6)
Share of results of equity-accounted investees after tax	(483.8)	(465.3)	(255.7)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(21.9)	149.2	(60.3)
(Gain)/loss on disposal of property, plant and equipment	(28.7)	(81.5)	4.9
Impairments	0.5	(7.1)	93.1
Gain on acquisition	-	-	(1,103.0)
Restructuring costs	257.0	619.2	633.2
Transaction costs	96.3	350.3	97.5
IFRS 16 lease payments	(73.0)	(80.8)	(50.9)
Occupational healthcare expense	4.1	(39.6)	-
Loss on BTT early settlement	186.2	-	-
Other non-recurring costs	2.5	-	-
Adjusted EBITDA	16,514.0	12,937.5	2,018.5

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 28

9.Share-based payment obligations

9.1 New 2020 cash-settled share-based payment awards

With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity-settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as bonus share and performance share awards under the equity-settled schemes).

Apart from the change in manner of settlement to cash, the terms and conditions of the awards, including all vesting conditions, are the same as the equity-settled scheme applicable to previous cycles. The value of the cash settlement is the same as the value of the shares that would have vested according to the rules in previous arrangements. Existing unvested equity-settled awards of the Group remain unchanged and will be settled in Sibanye-Stillwater shares.

At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs and CSUs awarded is measured/ remeasured at fair value. Similar to the equity-settled schemes of the Group, fair value is determined using a Monte Carlo Simulation pricing model, with key inputs including the Sibanye-Stillwater share price, risk free rate, dividend yield and volatility.

The following table summarises the changes in the new share-based payment scheme:

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at beginning of the period	-	-	-
Share-based payment expense	53.7	-	-
Grant date fair value	31.3	-	-
Fair value movement after grant date	22.4	-	-
Foreign currency translation	(0.2)	-	-
Balance at end of the period	53.5	-	-
Current portion of share-based payment obligation	(17.3)	-	-
Non-current share-based payment obligation	36.2	-	-

9.2 Share-based payment reconciliation

The following table summarises the changes in the total share-based payment obligation of the group:

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Share-based payment on BEE transaction		1,431.4	1,367.6	159.7
Share based payment		281.2	57.5	78.6
Balance at the end of the period		1,712.6	1,425.1	238.3
Reconciliation of share-based payment obligations
Balance at beginning of the period		1,425.1	238.3	225.7
Share-based payment expense[1]		226.6	50.8	22.2
Fair value loss on obligations[2]	3	91.6	1,207.9	10.0
Cash-settled share-based payments paid		(30.6)	(72.1)	(18.8)
Foreign currency translation		(0.1)	0.2	(0.8)
Balance at end of the period		1,712.6	1,425.1	238.3
Current portion of share-based payment obligation		(268.3)	(82.1)	(59.7)
Non-current share-based payment obligation		1,444.3	1,343.0	178.6
1	Included in the amount is a share-based payment expense for the six month period ended 30 June 2020 related to cash-settled share-based payment schemes that were acquired on acquisitions (including subsequent movements) of Stillwater of R0.7 million (expense for the six month periods ended 31 Dec 2019 and 30 June 2019 was R4.7 million and R4.2 million, respectively) and DRDGOLD Limited of R172.2 million (expense for the six month periods ended 31 Dec 2019 and 30 June 2019 was R64.2 million and zero, respectively)
2	The fair value loss relates to the BEE share-based payment obligation on the Rustenburg operation

10.Other payables

Figures in million - SA rand	Six months ended
	Unaudited Jun 2020	Audited Dec 2019	Reviewed Jun 2019
Deferred Payment (related to Rustenburg operations acquisition)	2,179.9	2,825.6	2,011.8
Contingent consideration (related to SFA (Oxford) acquisition)	82.4	55.8	50.0
Right of recovery payable	83.0	79.4	87.1
Deferred consideration (related to Pandora acquisition)	282.3	275.9	235.4
Dissenting shareholders	-	-	292.5
Other non-current payables	285.2	212.2	171.7
Other payables	2,912.8	3,448.9	2,848.5
Current portion of other payables	(593.6)	(761.4)	(669.5)
Non-current other payables	2,319.2	2,687.5	2,179.0

Reconciliation of deferred payment (related to the Rustenburg operations acquisition):

Figures in million - SA rand		Six months ended
	Notes	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at the beginning of the period		2,825.6	2,012.0	2,205.9
Interest charge	2	93.4	89.5	89.5
Payment of Deferred Payment		(739.1)	-	(283.4)
Loss on revised estimated cash flows	3	-	724.1	-
Balance at end of the period		2,179.9	2,825.6	2,012.0

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 29

11.Deferred revenue

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million (Wheaton stream). The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1,108 million in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date.

During 2016 Lonmin Limited (UK) (Lonmin) secured funding of US$50 million to build the Bulk Tailings re-Treatment plant (BTT), through a finance metal streaming arrangement receivable in instalments. The US$50 million was accounted for as deferred revenue as it would be repaid by way of discounted value of PGM metal sales. Contractual deliveries were at a discounted price and the value of the discount over and above the US$50 million upfront payment was prorated over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. The Group determined the fair value of the BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019. On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the metals purchase agreement for an amount of US$50 million to be settled in cash. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group receives, and recognises, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended
	Note	Unaudited Jun 2020	Unaudited Dec 2019	Reviewed Jun 2019
Balance at the beginning of the period		8,167.1	8,870.3	6,555.4
Deferred revenue advance received[1]		770.6	1,108.0	1,751.3
BTT early settlement payment		(787.1)	-	-
Deferred revenue recognised during the period		(352.0)	(2,014.1)	(213.4)
Interest charge	2	179.6	202.9	149.4
Loss on BTT early settlement		186.2	-	-
Deferred revenue recognised on acquisition of subsidiary		-	-	627.6
Balance at end of the period		8,164.4	8,167.1	8,870.3
Current portion of deferred revenue		(1,859.5)	(1,270.6)	(2,145.8)
Non-current portion of deferred revenue		6,304.9	6,896.5	6,724.5
1	The R770.6 million received for the period is in respect of the platinum sale arrangement entered into on 3 March 2020. The amounts received in the six month period ended 31 December 2019 and 30 June 2019 relate to the gold streaming arrangements in which the group received cash prepayments of R1,108.0 million and R1,751.3 million, respectively

12.Fair value of financial assets and financial liabilities, and risk management

12.1 Measurement of fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited Jun 2020			Audited Dec 2019			Reviewed Jun 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds[1]	3,687.6	1,058.0	-	3,578.3	1,023.9	-	3,692.1	854.2	-
- Trade receivables - PGM sales[2]	-	1,455.7	-	-	2,341.6	-	-	3,217.8	-
- Other investments[3]	568.8	-	214.1	414.7	-	184.0	72.3	-	378.1
- Palladium hedge contract	-	1.0	-	-	-	-	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[4]	-	3,493.7	-	-	4,144.9	-	-	950.6
- Gold hedge contracts	-	0.7	-	-	68.3	-	-	164.0
1	Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments
2	The fair value for trade receivables measured at fair value through profit or loss are determined based on ruling market prices, volatilities and interest rates
3	The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data
4	The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 30

Fair value of borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered market related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.

The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

Figures in million - SA rand
	Carrying	Fair value
	value	Level 1	Level 2	Level 3
30 June 2020
2022 and 2025 Notes	11,937.2	12,517.7	-	-
US$ Convertible Bond[1]	5,796.0	-	5,930.1	-
Burnstone Debt[2]	1,723.9	-	-	1,872.5
Total	19,457.1	12,517.7	5,930.1	1,872.5
31 December 2019
2022 and 2025 Notes	9,609.8	10,138.4	-	-
US$ Convertible Bond[1]	4,578.6	-	4,724.5	-
Burnstone Debt[2]	1,330.4	-	-	1,441.0
Total	15,518.8	10,138.4	4,724.5	1,441.0
30 June 2019
2022 and 2025 Notes	9,658.8	9,919.5	-	-
US$ Convertible Bond[1]	4,513.7	-	4,339.3	-
Burnstone Debt[2]	1,187.5	-	-	1,251.2
Total	15,360.0	9,919.5	4,339.3	1,251.2
1	The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component
2	The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, Gold prices, operating costs, capital expenditure and discount rate

12.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2020, the Group realised a profit of R9,730.9 million (31 December 2019: profit of R603.5 million and 30 June 2019: loss of R170.7 million). As at 30 June 2020 the Group’s current assets exceeded its current liabilities by R16,539.1 million (31 December 2019: R11,836.9 million) and the Group’s total assets exceeded its total liabilities by R46,021.7 (31 December 2019: R31,138.4 million). During the six months ended 30 June 2020 the Group generated net cash from operating activities of R14,387.6 million (31 December 2019: R8,136.8 million and 30 June 2019: R1,327.2 million).

The Group currently has committed undrawn debt facilities of R9,000.0 million at 30 June 2020 (31 December 2019: R5,688.0 million) and cash balances of R12,040.5 million (31 December 2019: R5,619.0 million). The most immediate debt maturities are US$70.8 million of the USD Revolving Credit Facility (RCF) maturing in April 2021, US$35.4 million of the USD RCF maturing in April 2022 and the US$354 million high yield bond maturing in June 2022. With the RCF’s collectively only 43% utilised, and cash on hand sufficient to cover all 2020, 2021 and 2022 maturities, no imminent refinancing’s are required or anticipated other than that of the RCF’s which are expected to be extended or refinanced prior to their maturities.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) as at 30 June 2020 was 0.5:1 (31 December 2019 was 1.4:1 and 30 June 2019 was 3.2:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 20.2:1 (31 December 2019 was 6.5:1 and 30 June 2019: 4.7:1). Both well within the maximum permitted leverage ratio of at most 2.5:1; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF (together the RCF’s).

Gold and PGMs are sold in US dollars with most of the South African operating costs incurred in rand, as such the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate. High levels of volatility in commodity prices may also impact on profitability. Due to the nature of deep level mining, industrial and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations may be adversely affected by production stoppages caused by labour unrests, union activity or other factors. Any additional regulatory restrictions imposed by the South African government to reduce the spread of the COVID-19 pandemic (refer below) will adversely affect the H2 2020 production outlook of the South African operations. These factors will impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

The following events, reported in our annual report for the year ended 31 December 2019, impacted on the profitability of the Group for the period under review:

●	Anglo American Platinum Limited’s (Anglo Plats) temporary shutdown of its converter plant (force majeure) – during the force majeure period, material produced by the Rustenburg, Platinum Mile and Kroondal operations was delivered to our Marikana processing facility. The majority of the PGMs in process delivered at the Marikana processing facility during Q2 2020 is expected to realise in revenue during Q3 2020. The converter plant at Anglo Plats was brought back into production on 12 May 2020 and Anglo Plats lifted the force majeure. On 31 May 2020 the converter plant was again shut down due to a water leak in the high-pressure cooling section of the converter which was repaired by mid-June 2020. The toll agreement between Anglo Plats and our Rustenburg operation and the purchase of concentrate agreement with our Kroondal and Platinum Mile operations continued.
●	COVID-19 outbreak in South Africa – the President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. These measures had a significant adverse impact on our production from our South African operations during Q2 2020. At 30 June 2020 the SA Gold and SA PGM operations were at a ramped up production capacity of 86% and 73%, respectively. A strategy is in place to safely mobilise employees and ramp up to near normal production levels by the end of H2 2020. Although the operational performance of our US PGM operations was mostly unaffected by COVID-19, certain measures were put in place to mitigate the spread of the COVID-19 pandemic and contain liquidity for the Group. This, amongst others, resulted in the deferral of capital projects planned for Q2 2020.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 31

The Group has thoroughly demonstrated its ability to proactively manage liquidity risk through these extraordinary times. Our improved geographical and commodity diversification, along with improved commodity prices, cost containment, and increased operational scale have enabled management to successfully mitigate the simultaneous impact of these abnormal events during H1 2020, navigating the Group to its targeted leverage ratio of below 1:1.

Further amendments to COVID-19 regulations or uncontrolled infection rates could impose additional restrictions on our South African operations that may impact management’s strategy to further ramp up the SA operations to normal production levels. This could deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions.

Management believes that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated interim financial statements for the six months ended 30 June 2020, therefore, have been prepared on a going concern basis.

13.	Contingent liabilities
13.1	Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants have filed a motion to dismiss the Class Action, and due to COVID-19 the court indicated the motion will be decided without oral argument. As the case is still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

13.2	Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware and the oral argument was completed on the 15 July 2020. The court’s decision is awaited which could take several months.

13.3	Arbitration case Redpath USA Corporation versus Stillwater Mining Company

In 2015, Redpath USA Corporation (the Contractor) was hired by the Stillwater Mining Company (the Company) to advance the Benbow decline as part of the Blitz project. The Contractor subsequently filed a claim wherein the contractor has raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and is now wanting to recover those costs, in an amount of approximately US$20 million, from the Company. A scheduling order has recently been issued with a hearing date set for 8 November 2021. Discovery has commenced and is expected to be extensive. The Company believes that the applicable contract law is favourable however, it is not possible to determine the likelihood of the dispute being ruled in its favour at this time.

14.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2020 up to the date on which the condensed consolidated interim financial statements for the six months ended 30 June 2020 was authorised for issue.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 32

15. Segment reporting

Figures in million

For the six months ended 30 Jun 2020 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
SA rand	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	55,018.7	23,015.9	32,223.8	21,435.2	8,599.4	10,935.0	2,733.7	373.2	1,262.9	(2,469.0)	10,788.6	2,169.1	3,638.8	1,934.5	448.4	2,073.6	524.2	(221.0)
Underground	36,727.6	9,306.4	27,642.2	20,163.9	7,704.4	10,931.9	2,733.7	-	1,262.9	(2,469.0)	7,478.3	2,169.1	2,889.2	1,911.3	-	-	508.7	(221.0)
Surface	4,581.6	-	4,581.6	1,271.3	895.0	3.1	-	373.2	-	-	3,310.3	-	749.6	23.2	448.4	2,073.6	15.5	-
Recycling	13,709.5	13,709.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(37,725.3)	(16,965.6)	(20,759.7)	(12,074.7)	(4,831.4)	(6,817.6)	(1,210.1)	(157.4)	(574.0)	1,515.8	(8,685.0)	(2,205.4)	(3,157.2)	(1,718.2)	(308.3)	(1,295.9)	-	-
Underground	(21,812.6)	(3,713.6)	(18,099.0)	(11,530.4)	(4,444.5)	(6,817.6)	(1,210.1)	-	(574.0)	1,515.8	(6,568.6)	(2,205.4)	(2,664.4)	(1,698.8)	-	-	-	-
Surface	(2,660.7)	-	(2,660.7)	(544.3)	(386.9)	-	-	(157.4)	-	-	(2,116.4)	-	(492.8)	(19.4)	(308.3)	(1,295.9)	-	-
Recycling	(13,252.0)	(13,252.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(779.4)	(48.3)	(731.1)	(310.4)	(8.4)	(174.5)	(33.0)	(94.7)	(8.0)	8.2	(420.7)	(13.2)	(49.1)	(34.7)	(318.4)	(30.0)	24.7	-
Adjusted EBITDA	16,514.0	6,002.0	10,733.0	9,050.1	3,759.6	3,942.9	1,490.6	121.1	680.9	(945.0)	1,682.9	(49.5)	432.5	181.6	(178.3)	747.7	548.9	(221.0)
Amortisation and depreciation	(3,443.6)	(1,329.5)	(2,114.1)	(904.0)	(358.0)	(357.9)	(181.6)	(4.6)	(143.4)	141.5	(1,210.1)	(400.5)	(463.7)	(200.8)	(7.5)	(108.0)	(29.6)	-
Interest income	504.1	125.4	378.7	110.3	17.3	46.2	44.5	1.4	2.1	(1.2)	268.4	27.6	24.9	14.0	21.2	75.5	105.2	-
Finance expense	(1,710.5)	(577.6)	(1,132.9)	(346.9)	(1,428.7)	(133.7)	(71.8)	-	(9.1)	1,296.4	(786.0)	(94.0)	(88.5)	(58.1)	(51.8)	(30.6)	(463.0)	-
Share-based payments	(297.5)	(21.3)	(276.2)	(20.9)	(8.0)	(8.0)	(4.9)	-	-	-	(255.3)	(4.6)	(5.6)	(3.7)	-	(178.0)	(63.4)	-
Net other[3]	1,161.7	44.4	1,117.3	927.8	(14.1)	657.3	99.9	0.7	(9.5)	193.5	189.5	7.7	13.2	9.7	10.6	24.4	123.9	-
Non-underlying items[4]	(517.9)	(69.8)	(448.1)	(418.2)	(1.5)	(416.0)	(0.7)	-	-	-	(29.9)	4.1	0.9	(0.1)	(0.6)	(1.4)	(32.8)	-
Royalties and carbon tax	(428.3)	-	(428.3)	(386.2)	(321.8)	(60.7)	(3.4)	-	(49.0)	48.7	(42.1)	(10.9)	(18.3)	(10.5)	(2.2)	(0.2)	-	-
Current taxation	(1,851.1)	(431.4)	(1,419.7)	(1,224.1)	(873.1)	97.7	(427.3)	(18.9)	(164.7)	162.2	(195.6)	(5.7)	(6.1)	(3.3)	-	(189.3)	8.8	-
Deferred taxation	(200.0)	(325.3)	125.3	120.1	22.1	-	37.6	(14.1)	(9.0)	83.5	5.2	(248.5)	(48.5)	(15.5)	-	(11.2)	328.9	-
Profit for the period	9,730.9	3,416.9	6,535.0	6,908.0	793.8	3,767.8	982.9	85.6	298.3	979.6	(373.0)	(774.3)	(159.2)	(86.7)	(208.6)	328.9	526.9	(221.0)
Attributable to:
Owners of Sibanye-Stillwater	9,385.0	3,416.9	6,189.1	6,727.0	793.8	3,593.8	982.9	78.5	298.3	979.7	(537.9)	(774.3)	(159.2)	(86.7)	(208.6)	164.5	526.4	(221.0)
Non-controlling interests	345.9	-	345.9	181.0	-	174.0	-	7.1	-	(0.1)	164.9	-	-	-	-	164.4	0.5	-
Sustaining capital expenditure	(1,017.7)	(302.4)	(715.3)	(355.7)	(137.7)	(151.8)	(61.4)	(4.8)	(155.3)	155.3	(359.6)	(78.7)	(114.2)	(35.3)	-	(131.4)	-	-
Ore reserve development	(1,740.1)	(617.4)	(1,122.7)	(437.9)	(158.4)	(279.5)	-	-	-	-	(684.8)	(275.7)	(273.8)	(135.3)	-	-	-	-
Growth projects	(1,376.6)	(1,293.6)	(83.0)	(19.7)	-	-	-	(19.7)	-	-	(63.3)	-	(48.2)	(0.2)	-	(7.6)	(7.3)	-
Total capital expenditure	(4,134.4)	(2,213.4)	(1,921.0)	(813.3)	(296.1)	(431.3)	(61.4)	(24.5)	(155.3)	155.3	(1,107.7)	(354.4)	(436.2)	(170.8)	-	(139.0)	(7.3)	-

For the six months ended 30 Jun 2020 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[5]	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	3,300.5	1,380.7	1,933.1	1,285.9	515.9	656.0	164.0	22.4	75.8	(148.2)	647.2	130.1	218.3	116.1	26.9	124.4	31.4	(13.3)
Underground	2,203.2	558.3	1,658.2	1,209.6	462.2	655.8	164.0	-	75.8	(148.2)	448.6	130.1	173.3	114.7	-	-	30.5	(13.3)
Surface	274.9	-	274.9	76.3	53.7	0.2	-	22.4	-	-	198.6	-	45.0	1.4	26.9	124.4	0.9	-
Recycling	822.4	822.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,263.1)	(1,017.8)	(1,245.3)	(724.3)	(289.8)	(409.0)	(72.6)	(9.4)	(34.4)	90.9	(521.0)	(132.3)	(189.4)	(103.1)	(18.5)	(77.7)	-	-
Underground	(1,308.5)	(222.8)	(1,085.7)	(691.7)	(266.6)	(409.0)	(72.6)	-	(34.4)	90.9	(394.0)	(132.3)	(159.8)	(101.9)	-	-	-	-
Surface	(159.6)	-	(159.6)	(32.6)	(23.2)	-	-	(9.4)	-	-	(127.0)	-	(29.6)	(1.2)	(18.5)	(77.7)	-	-
Recycling	(795.0)	(795.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(47.0)	(2.9)	(44.1)	(18.8)	(0.6)	(10.5)	(2.0)	(5.7)	(0.6)	0.6	(25.3)	(0.8)	(3.0)	(2.1)	(19.1)	(1.8)	1.5	-
Adjusted EBITDA	990.4	360.0	643.7	542.8	225.5	236.5	89.4	7.3	40.8	(56.7)	100.9	(3.0)	25.9	10.9	(10.7)	44.9	32.9	(13.3)
Amortisation and depreciation	(206.6)	(79.8)	(126.8)	(54.3)	(21.5)	(21.5)	(10.9)	(0.3)	(8.6)	8.5	(72.5)	(24.0)	(27.8)	(12.0)	(0.4)	(6.5)	(1.8)	-
Interest income	30.2	7.5	22.7	6.6	1.0	2.8	2.7	0.1	0.1	(0.1)	16.1	1.7	1.5	0.8	1.3	4.5	6.3	-
Finance expense	(102.6)	(34.6)	(68.0)	(20.9)	(85.7)	(8.0)	(4.3)	-	(0.5)	77.6	(47.1)	(5.6)	(5.3)	(3.5)	(3.1)	(1.8)	(27.8)	-
Share-based payments	(17.8)	(1.3)	(16.5)	(1.3)	(0.5)	(0.5)	(0.3)	-	-	-	(15.2)	(0.3)	(0.3)	(0.2)	-	(10.7)	(3.7)	-
Net other[3]	69.7	2.7	67.0	55.6	(0.8)	39.4	6.0	-	(0.6)	11.6	11.4	0.5	0.8	0.6	0.6	1.5	7.4	-
Non-underlying items[4]	(30.8)	(4.2)	(26.6)	(25.1)	(0.1)	(25.0)	-	-	-	-	(1.5)	0.2	0.1	-	-	(0.1)	(1.7)	-
Royalties and carbon tax	(25.7)	-	(25.7)	(23.2)	(19.3)	(3.6)	(0.2)	-	(2.9)	2.8	(2.5)	(0.7)	(1.1)	(0.6)	(0.1)	-	-	-
Current taxation	(111.0)	(25.9)	(85.1)	(73.3)	(52.4)	5.9	(25.6)	(1.1)	(9.9)	9.8	(11.8)	(0.3)	(0.4)	(0.2)	-	(11.4)	0.5	-
Deferred taxation	(12.0)	(19.5)	7.5	7.2	1.3	-	2.3	(0.8)	(0.5)	4.9	0.3	(14.9)	(2.9)	(0.9)	-	(0.7)	19.7	-
Profit for the period	583.8	204.9	392.2	414.1	47.5	226.0	59.1	5.2	17.9	58.4	(21.9)	(46.4)	(9.5)	(5.1)	(12.4)	19.7	31.8	(13.3)
Attributable to:				-
Owners of Sibanye-Stillwater	563.1	204.9	371.5	403.3	47.5	215.6	59.1	4.8	17.9	58.4	(31.8)	(46.4)	(9.5)	(5.1)	(12.4)	9.8	31.8	(13.3)
Non-controlling interests	20.7	-	20.7	10.8	-	10.4	-	0.4	-	-	9.9	-	-	-	-	9.9	-	-
Sustaining capital expenditure	(61.1)	(18.1)	(43.0)	(21.4)	(8.3)	(9.1)	(3.7)	(0.3)	(9.3)	9.3	(21.6)	(4.7)	(6.9)	(2.1)	-	(7.9)	-	-
Ore reserve development	(104.3)	(37.0)	(67.3)	(26.3)	(9.5)	(16.8)	-	-	-	-	(41.0)	(16.5)	(16.4)	(8.1)	-	-	-	-
Growth projects	(82.6)	(77.6)	(5.0)	(1.2)	-	-	-	(1.2)	-	-	(3.8)	-	(2.9)	-	-	(0.5)	(0.4)	-
Total capital expenditure	(248.0)	(132.7)	(115.3)	(48.9)	(17.8)	(25.9)	(3.7)	(1.5)	(9.3)	9.3	(66.4)	(21.2)	(26.2)	(10.2)	-	(8.4)	(0.4)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Corporate includes net revenue generated through the Wheaton Stream settlement mechanism
2	Net other cash costs consist of care and maintenance, net other costs and non-recurring COVID-19 related cost as detailed in profit or loss excluding non-cash other costs of R2.5 million. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 8.1
3	Net other consists of gain on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, non-cash other costs of R2.5 million, restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
5	The average exchange rate for the six months ended 30 June 2020 was R16.67/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 33

Figures are in millions

For the six months ended 31 Dec 2019 (Unaudited)
	GROUP	US PGM	SA OPERATIONS															GROUP
SA rand	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	49,390.5	15,541.1	33,965.3	21,339.4	8,050.7	9,818.7	3,318.2	151.8	1,231.1	(1,231.1)	12,625.9	3,006.2	4,100.5	2,748.8	451.8	2,111.4	207.2	(115.9)
Underground	37,100.9	7,128.9	30,087.9	20,673.5	7,599.5	9,755.8	3,318.2	-	1,231.1	(1,231.1)	9,414.4	3,006.2	3,489.1	2,706.9	11.8	-	200.4	(115.9)
Surface	3,877.4	-	3,877.4	665.9	451.2	62.9	-	151.8	-	-	3,211.5	-	611.4	41.9	440.0	2,111.4	6.8	-
Recycling	8,412.2	8,412.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(35,438.3)	(11,236.7)	(24,201.6)	(14,079.6)	(5,132.6)	(7,219.7)	(1,617.6)	(109.7)	(649.7)	649.7	(10,122.0)	(2,574.2)	(3,744.3)	(2,022.4)	(337.1)	(1,444.0)	-	-
Underground	(24,331.4)	(3,072.2)	(21,259.2)	(13,459.0)	(4,621.7)	(7,219.7)	(1,617.6)	-	(649.7)	649.7	(7,800.2)	(2,577.4)	(3,208.8)	(2,006.5)	(7.5)	-	-	-
Surface	(2,942.4)	-	(2,942.4)	(620.6)	(510.9)	-	-	(109.7)	-	-	(2,321.8)	3.2	(535.5)	(15.9)	(329.6)	(1,444.0)	-	-
Recycling	(8,164.5)	(8,164.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(1,014.7)	28.1	(1,042.8)	(506.6)	(105.4)	(336.0)	(52.8)	(12.4)	-	-	(536.2)	(53.4)	(33.8)	(39.2)	(293.0)	(23.4)	(93.4)	-
Adjusted EBITDA	12,937.5	4,332.5	8,720.9	6,753.2	2,812.7	2,263.0	1,647.8	29.7	581.4	(581.4)	1,967.7	378.6	322.4	687.2	(178.3)	644.0	113.8	(115.9)
Amortisation and depreciation	(4,289.4)	(1,193.3)	(3,096.1)	(1,201.6)	(472.4)	(478.2)	(246.2)	(2.5)	(119.8)	117.5	(1,894.5)	(705.0)	(636.0)	(430.9)	(7.6)	(84.2)	(30.8)	-
Interest income	273.1	86.9	186.2	28.4	2.9	(13.3)	36.5	1.2	1.4	(0.3)	157.8	39.2	31.4	23.9	19.0	34.4	9.9	-
Finance expense	(1,731.2)	(141.5)	(1,739.1)	(436.1)	(703.0)	(223.6)	(73.9)	-	(10.3)	574.7	(1,303.0)	(103.6)	(104.0)	(57.6)	(36.9)	(31.2)	(969.7)	149.4
Share-based payments	(200.3)	(30.6)	(169.7)	-	-	-	-	-	-	-	(169.7)	-	-	-	-	(46.0)	(123.7)	-
Net other[3]	(4,809.8)	7.2	(4,817.0)	(1,523.6)	(11,383.7)	100.1	(4.6)	0.7	(43.0)	9,806.9	(3,293.4)	3.5	9.5	(1.1)	(90.2)	10.8	(3,225.9)	-
Non-underlying items[4]	(841.3)	(31.5)	(809.8)	(562.0)	1.3	(608.2)	44.9	-	(8.6)	8.6	(247.8)	22.7	6.2	11.0	(4.8)	0.2	(283.1)	-
Royalties and carbon tax	(326.6)	-	(326.6)	(264.6)	(213.0)	(47.2)	(4.4)	-	(39.4)	39.4	(62.0)	(14.7)	(20.1)	(25.1)	(2.1)	-	-	-
Current taxation	(1,192.4)	(290.0)	(902.4)	(1,009.9)	(624.4)	51.5	(436.6)	-	(88.3)	87.9	107.5	(22.7)	(5.5)	(13.3)	-	(73.9)	222.9	-
Deferred taxation	783.9	(111.7)	895.6	51.2	24.6	(0.2)	36.2	(8.0)	(4.3)	2.9	844.4	(392.4)	(163.2)	(159.7)	-	(109.4)	1,669.1	-
Profit for the period	603.5	2,628.0	(2,058.0)	1,835.0	(10,555.0)	1,043.9	999.7	21.1	269.1	10,056.2	(3,893.0)	(794.4)	(559.3)	34.4	(300.9)	344.7	(2,617.5)	33.5
Attributable to:
Owners of Sibanye-Stillwater	316.8	2,628.0	(2,344.7)	1,763.0	(10,555.0)	972.7	999.7	19.4	269.1	10,057.1	(4,107.7)	(794.4)	(559.3)	34.4	(300.9)	131.1	(2,618.6)	33.5
Non-controlling interests	286.7	-	286.7	72.0	-	71.2	-	1.7	-	(0.9)	214.7	-	-	-	-	213.6	1.1	-
Sustaining capital expenditure	(1,588.0)	(255.5)	(1,332.5)	(895.4)	(188.2)	(565.0)	(136.3)	(5.5)	(177.5)	177.1	(437.1)	(144.5)	(210.4)	(49.5)	-	(32.7)	-	-
Ore reserve development	(2,291.1)	(450.1)	(1,841.0)	(778.4)	(249.8)	(528.6)	-	-	-	-	(1,062.6)	(431.5)	(441.6)	(189.5)	-	-	-	-
Growth projects	(1,243.8)	(1,092.8)	(151.0)	(11.3)	(1.8)	0.7	-	(10.2)	-	-	(139.7)	-	(79.9)	(1.4)	-	(10.9)	(47.5)	-
Total capital expenditure	(5,122.9)	(1,798.4)	(3,324.5)	(1,685.1)	(439.8)	(1,092.9)	(136.3)	(15.7)	(177.5)	177.1	(1,639.4)	(576.0)	(731.9)	(240.4)	-	(43.6)	(47.5)	-

For the six months ended 31 Dec 2019 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[5]	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	3,385.9	1,060.4	2,333.5	1,467.8	553.6	677.3	226.6	10.3	83.7	(83.7)	865.7	207.5	280.2	188.8	30.7	144.1	14.4	(8.0)
Underground	2,547.6	486.4	2,069.2	1,422.2	522.6	673.0	226.6	-	83.7	(83.7)	647.0	207.5	238.7	186.1	0.8	-	13.9	(8.0)
Surface	264.3	-	264.3	45.6	31.0	4.3	-	10.3	-	-	218.7	-	41.5	2.7	29.9	144.1	0.5	-
Recycling	574.0	574.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(2,424.6)	(766.5)	(1,658.1)	(968.5)	(353.2)	(497.8)	(110.0)	(7.5)	(44.0)	44.0	(689.6)	(175.7)	(254.9)	(137.8)	(22.9)	(98.3)	-	-
Underground	(1,667.0)	(209.2)	(1,457.8)	(926.0)	(318.2)	(497.8)	(110.0)	-	(44.0)	44.0	(531.8)	(175.9)	(218.6)	(136.8)	(0.5)	-	-	-
Surface	(200.3)	-	(200.3)	(42.5)	(35.0)	-	-	(7.5)	-	-	(157.8)	0.2	(36.3)	(1.0)	(22.4)	(98.3)	-	-
Recycling	(557.3)	(557.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(68.9)	2.0	(70.9)	(34.8)	(7.2)	(23.2)	(3.6)	(0.8)	-	-	(36.1)	(3.4)	(2.2)	(2.5)	(20.0)	(1.5)	(6.5)	-
Adjusted EBITDA	892.4	295.9	604.5	464.5	193.2	156.3	113.0	2.0	39.7	(39.7)	140.0	28.4	23.1	48.5	(12.2)	44.3	7.9	(8.0)
Amortisation and depreciation	(292.9)	(81.2)	(211.7)	(82.0)	(32.1)	(33.0)	(16.7)	(0.1)	(8.1)	8.0	(129.7)	(48.5)	(43.2)	(29.6)	(0.5)	(5.7)	(2.2)	-
Interest income	18.6	5.9	12.7	1.8	0.2	(1.0)	2.4	0.1	0.1	-	10.9	2.7	2.2	1.7	1.3	2.4	0.6	-
Finance expense	(117.7)	(8.8)	(119.4)	(29.9)	(47.7)	(15.4)	(5.1)	-	(0.7)	39.0	(89.5)	(7.0)	(7.0)	(3.9)	(2.5)	(2.1)	(67.0)	10.5
Share-based payments	(13.6)	(2.1)	(11.5)	-	-	-	-	-	-	-	(11.5)	-	-	-	-	(3.1)	(8.4)	-
Net other[3]	(332.6)	0.5	(333.1)	(105.3)	(787.2)	7.0	(0.3)	0.1	(2.9)	678.0	(227.8)	0.2	0.6	(0.1)	(6.2)	0.6	(222.9)	-
Non-underlying items[4]	(58.5)	(2.2)	(56.3)	(40.0)	0.1	(43.1)	3.1	-	(0.6)	0.5	(16.3)	1.8	0.5	0.9	(0.4)	-	(19.1)	-
Royalties and carbon tax	(22.4)	-	(22.4)	(18.2)	(14.6)	(3.3)	(0.3)	-	(2.6)	2.6	(4.2)	(1.0)	(1.4)	(1.7)	(0.1)	-	-	-
Current taxation	(81.7)	(19.8)	(61.9)	(69.4)	(42.8)	3.6	(30.1)	-	(6.1)	6.0	7.5	(1.6)	(0.4)	(0.9)	-	(5.1)	15.5	-
Deferred taxation	50.7	(9.7)	60.4	3.7	1.7	-	2.6	(0.5)	(0.3)	0.2	56.7	(27.7)	(11.7)	(11.4)	-	(7.6)	115.1	-
Profit for the period	42.3	178.5	(138.7)	125.2	(729.2)	71.1	68.6	1.6	18.5	694.6	(263.9)	(52.7)	(37.3)	3.5	(20.6)	23.7	(180.5)	2.5
Attributable to:
Owners of Sibanye-Stillwater	22.6	178.5	(158.4)	120.2	(729.2)	66.1	68.6	1.5	18.5	694.7	(278.6)	(52.7)	(37.3)	3.5	(20.6)	9.1	(180.6)	2.5
Non-controlling interests	19.7	-	19.7	5.0	-	5.0	-	0.1	-	(0.1)	14.7	-	-	-	-	14.6	0.1	-
Sustaining capital expenditure	(109.3)	(17.5)	(91.8)	(61.6)	(12.9)	(39.0)	(9.3)	(0.4)	(12.0)	12.0	(30.2)	(10.0)	(14.5)	(3.4)	-	(2.3)	-	-
Ore reserve development	(156.8)	(30.4)	(126.4)	(53.5)	(16.9)	(36.6)	-	-	-	-	(72.9)	(29.7)	(30.2)	(13.0)	-	-	-	-
Growth projects	(84.7)	(74.3)	(10.4)	(0.8)	(0.1)	-	-	(0.7)	-	-	(9.6)	-	(5.5)	(0.1)	-	(0.7)	(3.3)	-
Total capital expenditure	(350.8)	(122.2)	(228.6)	(115.9)	(29.9)	(75.6)	(9.3)	(1.1)	(12.0)	12.0	(112.7)	(39.7)	(50.2)	(16.5)	-	(3.0)	(3.3)	-
1	Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Corporate includes net revenue generated through the Wheaton Stream settlement mechanism
2	Net other cash costs consist of care and maintenance and net other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 8.1
3	Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss
4	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, restructuring costs, transaction costs and occupational healthcare expense as detailed in profit or loss
5	The average exchange rate for the six months ended 31 December 2019 was R14.69/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 34

Figures are in millions

For the six months ended 30 Jun 2019 (Reviewed)
	GROUP	US PGM	SA OPERATIONS															GROUP
SA rand	Total	OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	23,534.9	11,323.4	12,257.3	6,239.0	2,448.8	1,369.2	2,272.2	148.8	1,111.5	(1,111.5)	6,018.3	296.9	2,708.0	1,049.4	376.6	1,509.6	77.8	(45.8)
Underground	14,427.3	5,214.4	9,258.7	5,943.0	2,301.6	1,369.2	2,272.2	-	1,111.5	(1,111.5)	3,315.7	295.2	2,063.3	870.0	9.4	-	77.8	(45.8)
Surface	2,998.6	-	2,998.6	296.0	147.2	-	-	148.8	-	-	2,702.6	1.7	644.7	179.4	367.2	1,509.6	-	-
Recycling	6,109.0	6,109.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(20,662.1)	(8,332.7)	(12,329.4)	(4,117.1)	(1,334.3)	(1,220.2)	(1,458.7)	(103.9)	(686.6)	686.6	(8,212.3)	(1,864.4)	(3,128.6)	(1,646.8)	(280.2)	(1,292.3)	-	-
Underground	(12,188.9)	(2,528.6)	(9,660.3)	(3,748.9)	(1,070.0)	(1,220.2)	(1,458.7)	-	(686.6)	686.6	(5,911.4)	(1,851.2)	(2,532.3)	(1,518.8)	(9.1)	-	-	-
Surface	(2,669.1)	-	(2,669.1)	(368.2)	(264.3)	-	-	(103.9)	-	-	(2,300.9)	(13.2)	(596.3)	(128.0)	(271.1)	(1,292.3)	-	-
Recycling	(5,804.1)	(5,804.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(854.3)	(32.3)	(822.0)	(78.9)	(50.7)	36.1	(50.6)	(12.9)	(8.0)	7.2	(743.1)	(144.2)	(118.9)	(140.6)	(275.6)	(7.3)	(56.5)	-
Adjusted EBITDA	2,018.5	2,958.4	(894.1)	2,043.0	1,063.8	185.1	762.9	32.0	416.9	(417.7)	(2,937.1)	(1,711.7)	(539.5)	(738.0)	(179.2)	210.0	21.3	(45.8)
Amortisation and depreciation	(2,924.7)	(1,092.3)	(1,832.4)	(717.4)	(442.0)	(22.2)	(248.6)	(2.3)	(98.9)	96.6	(1,115.0)	(215.5)	(564.9)	(209.1)	(7.5)	(87.9)	(30.1)	-
Interest income	287.3	58.3	229.0	117.4	41.7	44.2	30.6	0.1	0.8	-	111.6	20.9	21.6	7.5	20.8	30.1	10.7	-
Finance expense	(1,571.3)	(779.2)	(642.7)	(268.1)	(704.5)	(58.8)	(73.0)	-	(11.5)	579.7	(374.6)	(139.2)	(138.9)	(83.5)	(36.8)	(41.8)	65.6	(149.4)
Share-based payments	(163.0)	(22.8)	(140.2)	-	-	-	-	-	-	-	(140.2)	-	-	-	-	(18.2)	(122.0)	-
Net other[4]	(116.0)	1.1	(117.1)	10.4	1.9	(87.2)	4.3	0.4	(94.2)	185.2	(127.5)	14.0	21.5	14.5	(23.7)	70.8	(224.6)	-
Non-underlying items[5]	274.3	(43.1)	317.4	820.8	1.1	820.9	(0.1)	-	(18.9)	17.8	(503.4)	(192.2)	(41.3)	(123.4)	(2.1)	4.1	(148.5)	-
Royalties	(117.3)	-	(117.3)	(93.6)	(83.1)	(7.3)	(3.2)	-	(37.7)	37.7	(23.7)	(1.9)	(14.1)	(5.7)	(2.0)	-	-	-
Current taxation	(656.3)	(191.3)	(465.0)	(293.8)	(155.9)	(38.2)	(99.4)	-	(47.2)	46.9	(171.2)	-	-	-	-	4.8	(176.0)	-
Deferred taxation	2,797.8	1,548.0	1,249.8	(37.1)	5.4	0.2	(36.9)	(8.5)	(1.3)	4.0	1,286.9	467.2	313.6	249.6	-	(20.5)	277.0	-
Loss for the period	(170.7)	2,437.1	(2,412.6)	1,581.6	(271.6)	836.7	336.6	21.7	108.0	550.2	(3,994.2)	(1,758.4)	(942.0)	(888.1)	(230.5)	151.4	(326.6)	(195.2)
Attributable to:
Owners of Sibanye-Stillwater	(254.7)	2,437.1	(2,496.6)	1,592.0	(271.6)	848.9	336.6	19.9	108.0	550.2	(4,088.6)	(1,758.4)	(942.0)	(888.1)	(230.5)	57.6	(327.2)	(195.2)
Non-controlling interests	84.0	-	84.0	(10.4)	-	(12.2)	-	1.8	-	-	94.4	-	-	-	-	93.8	0.6	-
Sustaining capital expenditure	(451.3)	(66.2)	(385.1)	(307.8)	(128.1)	(95.4)	(76.5)	(7.8)	(165.6)	165.6	(77.3)	(18.5)	(27.7)	(21.0)	-	(10.1)	-	-
Ore reserve development	(1,110.8)	(586.1)	(524.7)	(250.8)	(250.8)		-	-	-	-	(273.9)	(81.4)	(148.8)	(43.7)	-	-	-	-
Growth projects	(1,021.1)	(942.2)	(78.9)	(3.9)	-	(0.7)	-	(3.2)	-	-	(75.0)	-	(29.0)	(0.7)	-	(28.1)	(17.2)	-
Total capital expenditure	(2,583.2)	(1,594.5)	(988.7)	(562.5)	(378.9)	(96.1)	(76.5)	(11.0)	(165.6)	165.6	(426.2)	(99.9)	(205.5)	(65.4)	-	(38.2)	(17.2)	-

For the six months ended 30 Jun 2019 (Unaudited)
	GROUP		SA OPERATIONS															GROUP
US dollars[6]	Total	US PGM OPERA- TIONS	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	1,657.4	797.4	863.2	439.4	172.5	96.4	160.0	10.5	78.3	(78.3)	423.8	20.9	190.7	73.9	26.6	106.3	5.4	(3.2)
Underground	1,016.0	367.2	652.0	418.5	162.1	96.4	160.0	-	78.3	(78.3)	233.5	20.8	145.3	61.3	0.7	-	5.4	(3.2)
Surface	211.2	-	211.2	20.9	10.4	-	-	10.5	-	-	190.3	0.1	45.4	12.6	25.9	106.3	-	-
Recycling	430.2	430.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,455.1)	(586.8)	(868.3)	(289.9)	(94.0)	(85.9)	(102.7)	(7.3)	(48.4)	48.4	(578.4)	(131.3)	(220.4)	(116.0)	(19.7)	(91.0)	-	-
Underground	(858.5)	(178.1)	(680.4)	(264.0)	(75.4)	(85.9)	(102.7)	-	(48.4)	48.4	(416.4)	(130.4)	(178.4)	(107.0)	(0.6)	-	-	-
Surface	(187.9)	-	(187.9)	(25.9)	(18.6)	-	-	(7.3)	-	-	(162.0)	(0.9)	(42.0)	(9.0)	(19.1)	(91.0)	-	-
Recycling	(408.7)	(408.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(60.4)	(2.3)	(58.1)	(5.7)	(3.6)	2.5	(3.6)	(0.9)	(0.6)	0.5	(52.4)	(10.2)	(8.4)	(9.9)	(19.4)	(0.5)	(4.0)	-
Adjusted EBITDA	141.9	208.3	(63.2)	143.8	74.9	13.0	53.7	2.3	29.3	(29.4)	(207.0)	(120.6)	(38.1)	(52.0)	(12.5)	14.8	1.4	(3.2)
Amortisation and depreciation	(206.0)	(76.9)	(129.1)	(50.6)	(31.1)	(1.6)	(17.5)	(0.2)	(7.0)	6.8	(78.5)	(15.2)	(39.8)	(14.7)	(0.5)	(6.2)	(2.1)	-
Interest income	20.2	4.1	16.1	8.3	2.9	3.1	2.2	-	0.1	-	7.8	1.5	1.5	0.5	1.5	2.1	0.7	-
Finance expense	(110.7)	(54.9)	(45.3)	(18.8)	(49.6)	(4.1)	(5.1)	-	(0.8)	40.8	(26.5)	(9.8)	(9.8)	(5.9)	(2.6)	(2.9)	4.5	(10.5)
Share-based payments	(11.5)	(1.6)	(9.9)	-	-	-	-	-	-	-	(9.9)	-	-	-	-	(1.3)	(8.6)	-
Net other[4]	(7.9)	0.1	(8.0)	0.7	0.1	(6.1)	0.3	-	(6.6)	13.0	(8.7)	1.0	1.5	1.0	(1.7)	5.0	(15.5)	-
Non-underlying items[5]	19.3	(3.0)	22.3	57.9	0.1	57.8	-	-	(1.3)	1.3	(35.6)	(13.5)	(2.9)	(8.7)	(0.1)	0.3	(10.7)	-
Royalties	(8.3)	-	(8.3)	(6.6)	(5.9)	(0.5)	(0.2)	-	(2.7)	2.7	(1.7)	(0.1)	(1.0)	(0.4)	(0.2)	-	-	-
Current taxation	(46.2)	(13.5)	(32.7)	(20.7)	(11.0)	(2.7)	(7.0)	-	(3.3)	3.3	(12.0)	-	-	-	-	0.3	(12.3)	-
Deferred taxation	197.0	109.0	88.0	(2.6)	0.4	-	(2.6)	(0.6)	(0.1)	0.3	90.6	32.9	22.1	17.6	-	(1.4)	19.4	-
Loss for the period	(12.2)	171.6	(170.1)	111.4	(19.2)	58.9	23.8	1.5	7.6	38.8	(281.5)	(123.8)	(66.5)	(62.6)	(16.1)	10.7	(23.2)	(13.7)
Attributable to:				-
Owners of Sibanye-Stillwater	(18.1)	171.6	(176.0)	112.2	(19.2)	59.8	23.8	1.4	7.6	38.8	(288.2)	(123.8)	(66.5)	(62.6)	(16.1)	4.0	(23.2)	(13.7)
Non-controlling interests	5.9	-	5.9	(0.8)	-	(0.9)	-	0.1	-	-	6.7	-	-	-	-	6.7	-	-
Sustaining capital expenditure	(31.8)	(4.7)	(27.1)	(21.6)	(9.0)	(6.7)	(5.4)	(0.5)	(11.7)	11.7	(5.5)	(1.3)	(2.0)	(1.5)	-	(0.7)	-	-
Ore reserve development	(78.5)	(41.3)	(37.2)	(17.7)	(17.7)	-	-	-	-	-	(19.5)	(5.8)	(10.6)	(3.1)	-	-	-	-
Growth projects	(71.8)	(66.4)	(5.4)	(0.2)	-	-	-	(0.2)	-	-	(5.2)	-	(2.0)	-	-	(2.0)	(1.2)	-
Total capital expenditure	(182.1)	(112.4)	(69.7)	(39.5)	(26.7)	(6.7)	(5.4)	(0.7)	(11.7)	11.7	(30.2)	(7.1)	(14.6)	(4.6)	-	(2.7)	(1.2)	-
[1]	The SA PGM operations’ results for the six months ended 30 June 2019 include the Marikana operations for one month since acquisition
[2]

Corporate and reconciling items represent the items to reconcile segment data to condensed consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Corporate includes net revenue generated through the Wheaton Stream settlement mechanism

[3]

Net other cash costs consist of care and maintenance and net other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 8.1

[4]

Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

[5]	Non-underlying items consists of loss on disposal of property, plant and equipment, impairments, gain on acquisition, restructuring costs and transaction costs as detailed in profit or loss
[6]	The average exchange rate for the six months ended 30 June 2019 was R14.20/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 35

ALL-IN COSTS - SIX MONTHS

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana[2]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Jun 2020	15,788.3	3,713.6	12,074.7	4,831.5	6,817.6	1,210.2	157.4	574.0	(1,516.0)
		Dec 2019	17,151.9	3,072.2	14,079.7	5,132.7	7,219.7	1,617.5	109.7	649.7	(649.6)
		Jun 2019	6,645.7	2,528.6	4,117.1	1,334.3	1,220.2	1,458.7	103.9	686.6	(686.6)
Royalties		Jun 2020	384.6	-	384.6	321.6	59.6	3.3	-	49.0	(48.9)
		Dec 2019	263.0	-	263.0	212.7	46.7	3.7	-	39.4	(39.5)
		Jun 2019	93.7	-	93.7	83.1	7.3	3.2	-	37.7	(37.6)
Carbon tax		Jun 2020	1.4	-	1.4	0.2	1.1	0.1	-	-	-
		Dec 2019	0.9	-	0.9	0.3	0.5	0.2	-	-	(0.1)
		Jun 2019	-	-	-	-	-	-	-	-	-
Community costs		Jun 2020	33.3	-	33.3	16.9	16.4	-	-	-	-
		Dec 2019	64.5	-	64.5	29.1	35.3	0.1	-	-	-
		Jun 2019	28.0	-	28.0	28.0	-	-	-	-	-
Inventory change[4]		Jun 2020	(101.2)	122.1	(223.3)	(494.8)	(670.3)	-	-	-	941.8
		Dec 2019	785.9	145.3	640.6	433.2	207.4	-	-	-	-
		Jun 2019	4,204.1	180.5	4,023.6	3,749.2	274.4	-	-	-	-
Share-based payments[5]		Jun 2020	28.4	16.1	12.3	4.7	4.7	2.9	-	-	-
		Dec 2019	30.6	30.6	-	-	-	-	-	-	-
		Jun 2019	22.8	22.8	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[6]		Jun 2020	127.4	14.6	112.8	(0.1)	72.8	40.1	-	2.1	(2.1)
		Dec 2019	141.4	9.6	131.8	(1.4)	94.4	38.8	-	1.1	(1.1)
		Jun 2019	31.8	3.3	28.5	(7.5)	(3.0)	39.0	-	(5.4)	5.4
Leases		Jun 2020	33.4	3.5	29.9	7.0	17.4	5.4	-	-	0.1
		Dec 2019	30.0	1.8	28.2	7.7	20.4	0.1	-	-	-
		Jun 2019	18.5	0.6	17.9	6.0	3.3	8.6	-	-	-
Ore reserve development		Jun 2020	1,055.3	617.4	437.9	158.4	279.5	-	-	-	-
		Dec 2019	1,228.5	450.1	778.4	249.8	528.6	-	-	-	-
		Jun 2019	836.9	586.1	250.8	250.8	-	-	-	-	-
Sustaining capital expenditure		Jun 2020	658.3	302.4	355.9	137.7	151.8	61.4	4.8	155.3	(155.1)
		Dec 2019	1,150.8	255.5	895.3	188.2	565.0	136.3	5.4	177.5	(177.1)
		Jun 2019	374.0	66.2	307.8	128.1	95.4	76.5	7.8	165.6	(165.6)
Less: By-product credit		Jun 2020	(2,195.7)	(493.7)	(1,702.0)	(576.8)	(972.1)	(158.4)	5.1	(138.9)	139.1
		Dec 2019	(2,663.0)	(354.2)	(2,308.8)	(863.4)	(1,158.9)	(292.9)	6.4	(169.0)	169.0
		Jun 2019	(1,630.6)	(265.5)	(1,365.1)	(894.6)	(227.0)	(236.2)	(7.3)	(165.8)	165.8
Total All-in-sustaining costs[7]		Jun 2020	15,813.5	4,296.0	11,517.5	4,406.3	5,778.5	1,165.0	167.3	641.5	(641.1)
		Dec 2019	18,184.5	3,610.9	14,573.6	5,388.9	7,559.1	1,503.8	121.5	698.7	(698.4)
		Jun 2019	10,624.9	3,122.6	7,502.3	4,677.4	1,370.6	1,349.8	104.4	718.7	(718.6)
Plus: Corporate cost, growth and capital expenditure		Jun 2020	1,327.5	1,293.6	33.9	-	14.2	-	19.7	-	-
		Dec 2019	1,114.1	1,092.7	21.4	1.8	9.3	-	10.3	-	-
		Jun 2019	946.1	942.2	3.9	-	0.7	-	3.2	-	-
Total All-in-costs[7]		Jun 2020	17,141.0	5,589.6	11,551.4	4,406.3	5,792.7	1,165.0	187.0	641.5	(641.1)
		Dec 2019	19,298.6	4,703.6	14,595.0	5,390.7	7,568.4	1,503.8	131.8	698.7	(698.4)
		Jun 2019	11,571.0	4,064.8	7,506.2	4,677.4	1,371.3	1,349.8	107.6	718.7	(718.6)
PGM production	4Eoz - 2Eoz	Jun 2020	955,568	297,740	657,828	224,182	274,637	82,435	16,221	60,353	-
		Dec 2019	1,289,545	309,202	980,343	354,960	426,641	133,227	8,793	56,722	-
		Jun 2019	912,764	284,773	627,991	342,680	80,957	131,781	11,742	60,831	-
	kg	Jun 2020	29,722	9,261	20,461	6,973	8,542	2,564	505	1,877	-
		Dec 2019	40,109	9,617	30,492	11,041	13,270	4,144	274	1,764	-
		Jun 2019	28,390	8,857	19,533	10,659	2,518	4,099	365	1,892	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2020	17,664	14,429	19,277	19,655	21,041	14,132	10,314	10,629	-
		Dec 2019	14,750	11,678	15,779	15,182	17,718	11,288	13,818	12,318	-
		Jun 2019	12,472	10,965	13,228	13,649	16,930	10,243	8,891	11,815	-
	US$/4Eoz - US$/2Eoz	Jun 2020	1,060	866	1,156	1,179	1,262	848	619	638	-
		Dec 2019	1,004	795	1,074	1,033	1,206	768	941	839	-
		Jun 2019	878	772	932	961	1,192	721	626	832	-
All-in-cost	R/4Eoz - R/2Eoz	Jun 2020	19,147	18,773	19,334	19,655	21,092	14,132	11,528	10,629	-
		Dec 2019	15,654	15,212	15,802	15,187	17,740	11,288	14,989	12,318	-
		Jun 2019	13,582	14,274	13,235	13,649	16,939	10,243	9,164	11,815	-
	US$/4Eoz - US$/2Eoz	Jun 2020	1,149	1,126	1,160	1,179	1,265	848	692	638	-
		Dec 2019	1,066	1,036	1,076	1,034	1,208	768	1,020	839	-
		Jun 2019	956	1,005	932	961	1,193	721	645	832	-

Average exchange rate for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019 was R16.67/US$, R14.69/US$ and R14.20/US$, respectively

Figures may not add as they are rounded independently

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. Corporate for the six months ended 30 June 2020 includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4Inventory adjustment in Corporate for the six months ended 30 June 2020 relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 36

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2020	8,685.1	2,205.4	3,157.2	1,718.3	308.3	1,295.9	-
		Dec 2019	10,122.2	2,574.3	3,744.3	2,022.5	337.1	1,444.0	-
		Jun 2019	8,212.3	1,864.4	3,128.6	1,646.8	280.2	1,292.3	-
Royalties		Jun 2020	40.9	10.8	18.2	9.7	2.2	-	-
		Dec 2019	50.1	14.6	19.9	13.3	2.2	-	0.1
		Jun 2019	23.7	1.9	14.1	5.7	2.0	-	-
Carbon tax		Jun 2020	1.3	0.1	0.1	0.9	-	0.2	-
		Dec 2019	12.0	0.1	0.1	11.8	-	-	-
		Jun 2019	-	-	-	-	-	-	-
Community costs		Jun 2020	59.3	7.0	15.7	24.3	-	12.3	-
		Dec 2019	27.0	7.9	10.2	7.6	1.3	-	-
		Jun 2019	29.7	9.6	11.5	7.3	1.3	-	-
Share-based payments[2]		Jun 2020	16.0	2.7	3.3	2.2	-	7.8	-
		Dec 2019	45.9	-	-	-	-	45.9	-
		Jun 2019	18.2	-	-	-	-	18.2	-
Rehabilitation interest and amortisation[3]		Jun 2020	106.7	23.9	20.5	27.0	25.3	7.4	2.6
		Dec 2019	104.6	13.3	25.7	40.3	16.8	6.2	2.3
		Jun 2019	98.9	12.7	27.3	26.4	14.9	14.6	3.0
Leases		Jun 2020	37.3	4.0	9.4	7.3	8.6	8.0	-
		Dec 2019	32.0	4.9	10.9	7.8	8.4	-	-
		Jun 2019	29.1	3.2	10.0	7.6	8.3	-	-
Ore reserve development		Jun 2020	684.8	275.7	273.8	135.3	-	-	-
		Dec 2019	1,062.6	431.5	441.6	189.5	-	-	-
		Jun 2019	273.9	81.4	148.8	43.7	-	-	-
Sustaining capital expenditure		Jun 2020	359.6	78.7	114.2	35.3	-	131.4	-
		Dec 2019	437.2	144.5	210.5	49.5	-	32.7	-
		Jun 2019	77.3	18.5	27.7	21.0	-	10.1	-
Less: By-product credit		Jun 2020	(8.8)	(2.6)	(1.6)	(1.6)	(0.6)	(2.4)	-
		Dec 2019	(13.2)	(3.2)	(2.9)	(2.5)	(1.3)	(3.3)	-
		Jun 2019	(6.5)	(0.9)	(2.1)	(1.2)	(0.5)	(1.8)	-
Total All-in-sustaining costs[4]		Jun 2020	9,982.2	2,605.7	3,610.8	1,958.7	343.8	1,460.6	2.6
		Dec 2019	11,880.4	3,187.9	4,460.3	2,339.8	364.5	1,525.5	2.4
		Jun 2019	8,756.6	1,990.8	3,365.9	1,757.3	306.2	1,333.4	3.0
Plus: Corporate cost, growth and capital expenditure		Jun 2020	123.8	-	48.2	0.2	-	7.6	67.8
		Dec 2019	293.8	-	79.9	1.4	-	10.9	201.6
		Jun 2019	219.8	-	29.0	0.7	-	28.1	162.0
Total All-in-costs[4]		Jun 2020	10,106.0	2,605.7	3,659.0	1,958.9	343.8	1,468.2	70.4
		Dec 2019	12,174.2	3,187.9	4,540.2	2,341.2	364.5	1,536.4	204.0
		Jun 2019	8,976.4	1,990.8	3,394.9	1,758.0	306.2	1,361.5	165.0
Gold sold	kg	Jun 2020	12,477	2,773	4,383	2,382	526	2,413	-
		Dec 2019	18,668	4,586	6,212	4,189	657	3,024	-
		Jun 2019	10,075	510	4,617	1,789	631	2,528	-
	oz	Jun 2020	401,144	89,154	140,917	76,583	16,911	77,580	-
		Dec 2019	600,189	147,443	199,720	134,679	21,123	97,224	-
		Jun 2019	323,917	16,396	148,440	57,517	20,287	81,277	-
All-in-sustaining cost	R/kg	Jun 2020	800,048	939,668	823,819	822,292	653,612	605,305	-
		Dec 2019	636,405	695,137	718,014	558,558	554,795	504,464	-
		Jun 2019	869,141	3,903,529	729,023	982,281	485,261	527,453	-
	US$/oz	Jun 2020	1,493	1,753	1,537	1,534	1,220	1,129	-
		Dec 2019	1,347	1,472	1,520	1,183	1,175	1,068	-
		Jun 2019	1,904	8,550	1,597	2,152	1,063	1,155	-
All-in-cost	R/kg	Jun 2020	809,970	939,668	834,816	822,376	653,612	608,454	-
		Dec 2019	652,143	695,137	730,876	558,892	554,795	508,069	-
		Jun 2019	890,958	3,903,529	735,304	982,672	485,261	538,568	-
	US$/oz	Jun 2020	1,511	1,753	1,558	1,534	1,220	1,135	-
		Dec 2019	1,381	1,472	1,548	1,183	1,175	1,076	-
		Jun 2019	1,952	8,550	1,611	2,152	1,063	1,180	-

Average exchange rate for the six months ended 30 June 2020, 31 December 2019 and 30 June 2019 was R16.67/US$, R14.69/US$ and R14.20/US$, respectively

Figures may not add as they are rounded independently

1	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 37

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS

SA and US PGM operations

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Jun 2020	6,035	380	5,655	2,298	3,357	692	1,102	801	725	449	1,530	356
		Mar 2020	8,237	347	7,890	4,149	3,741	1,480	1,147	1,486	819	841	1,775	342
Plant head grade	g/t	Jun 2020	2.64	14.09	1.87	3.19	0.97	3.12	1.07	3.49	0.85	2.42	0.95	3.59
		Mar 2020	2.71	13.92	2.22	3.41	0.89	3.56	1.02	3.79	0.86	2.39	0.83	3.58
Plant recoveries	%	Jun 2020	77.29	89.57	70.56	82.48	43.71	82.43	32.69	85.01	37.17	82.95	14.87	76.85
		Mar 2020	77.98	90.12	74.38	83.47	35.98	84.62	29.86	84.82	45.30	82.72	19.58	73.10
Yield	g/t	Jun 2020	2.04	12.62	1.32	2.63	0.42	2.57	0.35	2.97	0.32	2.01	0.14	2.76
		Mar 2020	2.11	12.54	1.65	2.85	0.32	3.01	0.30	3.21	0.39	1.98	0.16	2.62
PGM production[2]	4Eoz - 2Eoz	Jun 2020	395,911	156,155	239,756	194,100	45,656	57,221	12,393	76,326	26,314	28,977	6,949	31,576
		Mar 2020	559,657	141,585	418,072	379,345	38,727	143,335	11,233	153,775	18,222	53,458	9,272	28,777
PGM sold	4Eoz - 2Eoz	Jun 2020	456,673	191,903	264,770	248,103	16,667	79,514	9,718	108,036		28,977	6,949	31,576
		Mar 2020	614,818	91,975	522,843	501,830	21,013	188,417	11,741	231,178		53,458	9,272	28,777
Price and costs[3]

Average PGM basket price[4]	R/4Eoz - R/2Eoz	Jun 2020	31,021	31,116	30,942	31,580	28,228	32,120	23,432	30,018		34,428	27,798	28,878
		Mar 2020	32,937	31,569	33,192	33,574	29,422	33,563	23,254	32,954		36,011	27,901	28,924
	US$/4Eoz - US$/2Eoz	Jun 2020	1,728	1,733	1,724	1,759	1,573	1,789	1,305	1,672		1,918	1,549	1,609
		Mar 2020	2,142	2,053	2,158	2,183	1,913	2,182	1,512	2,143		2,341	1,814	1,881
Operating cost[5]	R/t	Jun 2020	1,292	5,468	992	2,525	106	2,048	246	1,968		1,076	55	619
		Mar 2020	1,051	5,065	824	1,560	75	1,499	182	1,323		798	41	1,034
	US$/t	Jun 2020	72	305	55	141	6	114	14	110		60	3	34
		Mar 2020	68	329	54	101	5	97	12	86		52	3	67
	R/4Eoz - R/2Eoz	Jun 2020	20,138	13,307	25,262	30,172	7,784	24,771	21,835	29,257		16,679	12,203	6,980
		Mar 2020	15,028	12,414	15,979	16,941	7,269	15,474	18,588	17,731		12,561	7,841	12,288
	US$/4Eoz - US$/2Eoz	Jun 2020	1,122	741	1,407	1,681	434	1,380	1,216	1,630		929	680	389
		Mar 2020	977	807	1,039	1,101	473	1,006	1,209	1,153		817	510	799
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Jun 2020	20,166	15,038	24,011			22,766		27,596		16,927	13,081	8,741
		Mar 2020	15,948	13,756	16,745			18,255		17,128		12,619	8,251	12,701
	US$/4Eoz - US$/2Eoz	Jun 2020	1,123	838	1,338			1,268		1,537		943	729	487
		Mar 2020	1,037	894	1,089			1,187		1,114		820	536	826
All-in cost[6]	R/4Eoz - R/2Eoz	Jun 2020	21,996	19,183	24,106			22,766		27,714		16,927	14,160	8,741
		Mar 2020	17,193	18,322	16,782			18,255		17,140		12,619	9,566	12,701
	US$/4Eoz - US$/2Eoz	Jun 2020	1,225	1,069	1,343			1,268		1,544		943	789	487
		Mar 2020	1,118	1,191	1,091			1,187		1,114		820	622	826
Capital expenditure[3]
Ore reserve development	Rm	Jun 2020	447.4	352.5	94.9			14.4		80.5		-	-	-
		Mar 2020	608.0	264.9	343.1			144.1		199.0		-	-	-
Sustaining capital		Jun 2020	346.3	215.6	130.7			40.1		65.4		20.9	4.2	78.4
		Mar 2020	311.9	86.7	225.2			97.6		86.4		40.4	0.6	76.9
Corporate and projects		Jun 2020	654.7	647.2	7.5			-		-		-	7.5	-
		Mar 2020	658.6	646.4	12.2			-		-		-	12.2	-
Total capital expenditure	Rm	Jun 2020	1,448.4	1,215.3	233.1			54.5		145.9		20.9	11.7	78.4
		Mar 2020	1,578.5	998.0	580.5			241.7		285.4		40.4	12.8	76.9
	US$m	Jun 2020	80.7	67.7	13.0			3.0		8.1		1.2	0.7	4.4
		Mar 2020	102.6	64.9	37.7			15.7		18.6		2.6	0.8	5.0

Average exchange rate for the quarters ended 30 June 2020 and 31 March 2020 was R17.95/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above
2Production per product – see prill split in the table below
3The Group and total SA PGM operations’ unit cost benchmarks and capital exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
4The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
5Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period. The operating cost of Marikana operations includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
6 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – quarters”

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 38

Mining - Prill split excluding recycling operations

	GROUP PGM				SA OPERATIONS				US OPERATIONS
	Jun 2020		Mar 2020		Jun 2020		Mar 2020		Jun 2020		Mar 2020
		%		%		%		%		%		%
Platinum	178,071	45%	281,209	50%	143,313	60%	249,415	60%	34,758	22%	31,794	22%
Palladium	192,641	49%	234,337	42%	71,244	30%	124,546	30%	121,397	78%	109,791	78%
Rhodium	18,554	5%	36,160	7%	18,554	8%	36,160	8%
Gold	6,645	1%	7,951	1%	6,645	2%	7,951	2%
PGM production 4E/2E	395,911	100%	559,657	100%	239,756	100%	418,072	100%	156,155	100%	141,585	100%
Ruthenium	31,192		58,908		31,192		58,908
Iridium	7,788		14,506		7,788		14,506
Total 6E/2E	434,891		633,071		278,736		491,486		156,155		141,585

Recycling at US operations

	Unit	Jun 2020	Mar 2020
Average catalyst fed/day	Tonne	22.8	28.0
Total processed	Tonne	2,071	2,547
Tolled	Tonne	347	262
Purchased	Tonne	1,725	2,285
PGM fed	3Eoz	175,674	221,798
PGM sold	3Eoz	220,838	133,714
PGM tolled returned	3Eoz	32,074	31,062

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2020	8,763	533	8,230	139	-	205	1,401	189	93	-	999	5,737
		Mar 2020	9,894	1,191	8,703	325	-	414	1,064	452	7	-	1,072	6,560
Yield	g/t	Jun 2020	0.59	6.31	0.22	7.08	-	7.60	0.36	4.34	0.24	-	0.23	0.18
		Mar 2020	0.75	4.51	0.23	5.77	-	4.85	0.37	3.29	0.29	-	0.28	0.21
Gold produced	kg	Jun 2020	5,149	3,361	1,788	984	-	1,557	498	820	22	-	227	1,041
		Mar 2020	7,405	5,369	2,036	1,875	-	2,007	391	1,487	2	-	297	1,346
	oz	Jun 2020	165,544	108,059	57,485	31,636	-	50,059	16,011	26,364	707	-	7,298	33,469
		Mar 2020	238,076	172,617	65,459	60,283	-	64,526	12,571	47,808	64	-	9,549	43,275
Gold sold	kg	Jun 2020	4,887	3,192	1,695	920	-	1,509	493	763	21	-	230	951
		Mar 2020	7,590	5,424	2,166	1,853	-	1,977	404	1,594	4	-	296	1,462
	oz	Jun 2020	157,120	102,625	54,495	29,579	-	48,515	15,850	24,531	675	-	7,395	30,575
		Mar 2020	244,024	174,385	69,639	59,575	-	63,562	12,989	51,248	129	-	9,517	47,004
Price and costs
Gold price received	R/kg	Jun 2020	972,396			809,783		900,899		873,597		974,783		971,083
		Mar 2020	795,323			768,484		770,727		781,977		757,432		786,662
	US$/oz	Jun 2020	1,685			1,403		1,561		1,514		1,689		1,683
		Mar 2020	1,608			1,554		1,559		1,581		1,532		1,591
Operating cost[1]	R/t	Jun 2020	483	5,973	127	7,978	-	6,513	201	3,926	185	-	142	106
		Mar 2020	475	3,031	125	3,694	-	3,489	199	2,130	329	-	157	108
	US$/t	Jun 2020	27	333	7	444	-	363	11	219	10	-	8	6
		Mar 2020	31	197	8	240	-	227	13	138	21	-	10	7
	R/kg	Jun 2020	821,829	947,248	586,074	1,126,931	-	857,482	564,458	905,000	781,818	-	624,229	583,958
		Mar 2020	634,490	672,378	534,578	640,267	-	719,631	541,432	647,478	1,150,000	-	568,350	524,220
	US$/oz	Jun 2020	1,424	1,641	1,016	1,953	-	1,486	978	1,568	1,355	-	1,082	1,012
		Mar 2020	1,283	1,360	1,081	1,295	-	1,455	1,095	1,309	2,326	-	1,149	1,060
All-in sustaining cost[2]	R/kg	Jun 2020	890,444			1,239,565		837,363		976,403		678,261		643,428
		Mar 2020	741,858			790,772		812,516		746,621		634,459		580,506
	US$/oz	Jun 2020	1,543			2,148		1,451		1,692		1,175		1,115
		Mar 2020	1,500			1,599		1,643		1,510		1,283		1,174
All-in cost[2]	R/kg	Jun 2020	890,853			1,239,565		845,654		976,403		678,261		648,160
		Mar 2020	757,892			790,722		825,787		746,746		634,459		582,627
	US$/oz	Jun 2020	1,544			2,148		1,465		1,692		1,175		1,123
		Mar 2020	1,533			1,599		1,670		1,510		1,283		1,178
Capital expenditure
Ore reserve development	Rm	Jun 2020	155.5			71.3		57.5		26.7		-		-
		Mar 2020	529.3			204.4		216.3		108.6		-		-
Sustaining capital		Jun 2020	144.0			17.8		32.7		9.1		-		84.4
		Mar 2020	215.6			60.9		81.5		26.2		-		47.0
Corporate and projects[3]		Jun 2020	21.3			-		16.6		-		-		4.5
		Mar 2020	41.9			-		31.6		0.2		-		3.1
Total capital expenditure	Rm	Jun 2020	320.7			89.1		106.8		35.7		-		88.9
		Mar 2020	787.0			265.3		329.5		135.1		-		50.1
	US$m	Jun 2020	17.9			5.0		5.9		2.0		-		5.0
		Mar 2020	51.2			17.2		21.4		8.8		-		3.3

Average exchange rate for the quarters ended 30 June 2020 and 31 March 2020 was R17.95/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations,

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 39

given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – quarters”
3Corporate project expenditure for the quarters ended 30 June 2020 and 31 March 2020 was R0.2 million (US$0 million) and R7.1 million (US$0.5 million), respectively, the majority of this expenditure was on Burnstone project

ALL-IN COSTS - QUARTERS

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM	Total US PGM[1]	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[2]		Jun 2020	7,313.2	2,677.8	4,635.4	1,899.0	2,698.8	498.9	84.8	220.4	(766.5)
		Mar 2020	8,475.3	1,035.8	7,439.5	2,932.5	4,118.7	711.2	72.7	353.6	(749.2)
Royalties		Jun 2020	55.0	-	55.0	33.5	21.0	0.5	-	18.1	(18.1)
		Mar 2020	329.8	-	329.8	288.2	38.7	2.9	-	30.9	(30.9)
Carbon tax		Jun 2020	1.3	-	1.3	0.1	1.1	0.1	-	-	-
		Mar 2020	0.2	-	0.2	0.1	-	0.1	-	-	-
Community costs		Jun 2020	13.4	-	13.4	5.8	7.6	-	-	-	-
		Mar 2020	19.9	-	19.9	11.1	8.8	-	-	-	-
Inventory change[3]		Jun 2020	203.1	(599.8)	802.9	(76.0)	332.7	-	-	-	546.2
		Mar 2020	(304.2)	721.9	(1,026.1)	(418.8)	(1,003.0)	-	-	-	395.7
Share-based payments[4]		Jun 2020	13.2	0.9	12.3	4.7	4.7	2.9	-	-	-
		Mar 2020	15.2	15.2	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[5]		Jun 2020	66.2	8.5	57.7	0.4	36.3	21.1	-	0.7	(0.8)
		Mar 2020	61.0	6.2	54.8	(0.6)	36.5	18.9	-	1.4	(1.4)
Leases		Jun 2020	15.7	1.9	13.8	3.5	8.1	2.2	-	-	-
		Mar 2020	17.7	1.6	16.1	3.6	9.3	3.2	-	-	-
Ore reserve development		Jun 2020	447.4	352.5	94.9	14.4	80.5	-	-	-	-
		Mar 2020	608.0	264.9	343.1	144.1	199.0	-	-	-	-
Sustaining capital expenditure		Jun 2020	346.3	215.6	130.7	40.1	65.4	20.9	4.2	78.4	(78.3)
		Mar 2020	311.9	86.7	225.2	97.6	86.4	40.4	0.6	76.9	(76.7)
Less: By-product credit		Jun 2020	(1,127.8)	(309.1)	(818.7)	(340.7)	(423.7)	(56.1)	1.9	(41.6)	41.5
		Mar 2020	(1,068.0)	(184.6)	(883.4)	(236.1)	(548.4)	(102.1)	3.2	(97.3)	97.3
Total All-in-sustaining costs[6]		Jun 2020	7,347.0	2,348.3	4,998.7	1,584.8	2,832.5	490.5	90.9	276.0	(276.0)
		Mar 2020	8,466.8	1,947.7	6,519.1	2,821.7	2,946.0	674.6	76.5	365.5	(365.2)
Plus: Corporate cost, growth and capital expenditure		Jun 2020	666.8	647.2	19.6	-	12.1	-	7.5	-	-
		Mar 2020	660.7	646.4	14.3	-	2.1	-	12.2	-	-
Total All-in-costs[6]		Jun 2020	8,013.8	2,995.5	5,018.3	1,584.8	2,844.6	490.5	98.4	276.0	(276.0)
		Mar 2020	9,127.5	2,594.1	6,533.4	2,821.7	2,948.1	674.6	88.7	365.5	(365.2)
PGM production	4Eoz - 2Eoz	Jun 2020	395,911	156,155	239,756	69,614	102,640	28,977	6,949	31,576	-
		Mar 2020	559,657	141,585	418,072	154,568	171,997	53,458	9,272	28,777	-
	kg	Jun 2020	12,314	4,857	7,457	2,165	3,193	901	216	982	-
		Mar 2020	17,407	4,404	13,004	4,808	5,350	1,663	288	895	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2020	20,166	15,038	24,011	22,766	27,596	16,927	13,081	8,741	-
		Mar 2020	15,948	13,756	16,745	18,255	17,128	12,619	8,251	12,701	-
	US$/4Eoz - US$/2Eoz	Jun 2020	1,123	838	1,338	1,268	1,537	943	729	487	-
		Mar 2020	1,037	894	1,089	1,187	1,114	820	536	826	-
All-in-cost	R/4Eoz - R/2Eoz	Jun 2020	21,996	19,183	24,106	22,766	27,714	16,927	14,160	8,741	-
		Mar 2020	17,193	18,322	16,782	18,255	17,140	12,619	9,566	12,701	-
	US$/4Eoz - US$/2Eoz	Jun 2020	1,225	1,069	1,343	1,268	1,544	943	789	487	-
		Mar 2020	1,118	1,191	1,091	1,187	1,114	820	622	826	-

Average exchange rate for the quarters ended 30 June 2020 and 31 March 2020 was R17.95/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown

2 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

3 Inventory adjustment in Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit

4 Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

5 Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

6 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 40

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2020	3,950.8	1,029.5	1,551.9	695.2	137.7	536.5	-
		Mar 2020	4,734.3	1,175.8	1,605.3	1,023.2	170.6	759.4	-
Royalties		Jun 2020	17.2	3.7	9.0	3.4	1.1	-	-
		Mar 2020	23.6	7.1	9.2	6.2	1.1	-	-
Carbon tax		Jun 2020	0.7	-	0.1	0.4	-	0.2	-
		Mar 2020	0.5	-	0.1	0.4	-	-	-
Community costs		Jun 2020	36.5	3.2	7.5	13.5	-	12.3	-
		Mar 2020	23.0	3.9	8.2	10.9	-	-	-
Share-based payments[2]		Jun 2020	(20.0)	2.7	3.3	2.2	-	(28.2)	-
		Mar 2020	36.0	-	-	-	-	36.0	-
Rehabilitation interest and amortisation[3]		Jun 2020	53.0	11.2	10.6	12.1	13.2	4.5	1.4
		Mar 2020	53.8	12.7	10.0	14.9	12.1	2.9	1.2
Leases		Jun 2020	17.5	2.0	4.6	3.6	4.3	3.0	-
		Mar 2020	19.8	2.0	4.9	3.6	4.3	5.0	-
Ore reserve development		Jun 2020	155.5	71.3	57.5	26.7	-	-	-
		Mar 2020	529.3	204.4	216.3	108.6	-	-	-
Sustaining capital expenditure		Jun 2020	144.0	17.8	32.7	9.1	-	84.4	-
		Mar 2020	215.6	60.9	81.5	26.2	-	47.0	-
Less: By-product credit		Jun 2020	(3.6)	(1.0)	(0.8)	(0.7)	(0.3)	(0.8)	-
		Mar 2020	(5.2)	(1.5)	(0.9)	(0.9)	(0.3)	(1.6)	-
Total All-in-sustaining costs[4]		Jun 2020	4,351.6	1,140.4	1,676.4	765.5	156.0	611.9	1.4
		Mar 2020	5,630.7	1,465.3	1,934.6	1,193.1	187.8	848.7	1.2
Plus: Corporate cost, growth and capital expenditure		Jun 2020	2.0	-	16.6	-	-	4.5	(19.1)
		Mar 2020	121.7	-	31.6	0.2	-	3.1	86.8
Total All-in-costs[4]		Jun 2020	4,353.6	1,140.4	1,693.0	765.5	156.0	616.4	(17.7)
		Mar 2020	5,752.4	1,465.3	1,966.2	1,193.3	187.8	851.8	88.0
Gold sold	kg	Jun 2020	4,887	920	2,002	784	230	951	-
		Mar 2020	7,590	1,853	2,381	1,598	296	1,462	-
	oz	Jun 2020	157,120	29,579	64,366	25,206	7,395	30,575	-
		Mar 2020	244,024	59,575	76,551	51,377	9,517	47,004	-
All-in-sustaining cost	R/kg	Jun 2020	890,444	1,239,565	837,363	976,403	678,261	643,428	-
		Mar 2020	741,858	790,772	812,516	746,621	634,459	580,506	-
	US$/oz	Jun 2020	1,543	2,148	1,451	1,692	1,175	1,115	-
		Mar 2020	1,500	1,599	1,643	1,510	1,283	1,174	-
All-in-cost	R/kg	Jun 2020	890,853	1,239,565	845,654	976,403	678,261	648,160	-
		Mar 2020	757,892	790,772	825,787	746,746	634,459	582,627	-
	US$/oz	Jun 2020	1,544	2,148	1,465	1,692	1,175	1,123	-
		Mar 2020	1,533	1,599	1,670	1,510	1,283	1,178	-

Average exchange rate for the quarters ended 30 June 2020 and 31 March 2020 was R17.95/US$ and R15.38/US$, respectively

Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs

[2]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[3]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 41

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations

Quarter ended		Jun 2020		Mar 2020		Six months ended 30 Jun 2020
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	1,887	330	1,355	748	3,241	1,079
Secondary development	(m)	3,116	1,317	2,849	929	5,965	2,246

SA PGM operations
Quarter ended		Jun 2020					Mar 2020					Six months ended 30 Jun 2020
	Reef		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele		Batho- pele	Thembe- lani	Khuse- leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)		72	230	512	234		291	1,137	2,487	838		363	1,367	2,999	1,072
Advanced on reef	(m)		209	151	347	169		154	455	613	322		363	607	960	491
Height	(cm)		228	244	280	257		204	290	284	192		208	285	284	238
Average value	(g/t)		2.5	2.3	2.3	2.9		2.3	2.5	2.4	3.1		2.3	2.4	2.3	3.0
	(cm.g/t)		557	557	648	755		470	715	668	586		488	689	666	721

Quarter ended		Jun 2020					Mar 2020					Six months ended Jun 2020
	Reef	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	2,835	2,014	1,474	501	783	7,415	4,618	4,559	989	1,483	10,250	6,632	6,033	1,490	2,266
Primary development - on reef	(m)	2,282	1,635	847	349	536	5,859	3,629	3,110	750	1,062	8,141	5,265	3,956	1,099	1,598
Height	(cm)	217	221	220	220	220	217	217	219	221	216	217	218	219	221	217
Average value	(g/t)	3.4	2.5	2.8	2.7	2.8	3.2	2.7	2.6	2.5	2.5	3.3	2.7	2.6	2.6	2.6
	(cm.g/t)	741	544	612	586	621	692	595	569	561	534	706	580	578	570	563

Quarter ended		Jun 2020					Mar 2020					Six months ended Jun 2020
	Reef	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6	Kopa- neng	Simun- ye	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	431	91	237	255	218	602	172	627	348	519	1,033	263	864	604	737
Advanced on reef	(m)	324	77	217	92	210	165	111	595	125	387	489	188	812	218	597
Height	(cm)	252	221	212	209	247	247	217	207	217	235	249	218	208	214	239
Average value	(g/t)	1.6	2.2	2.8	1.2	2.1	2.3	2.7	3.0	3.0	2.3	2.0	2.6	2.9	2.3	2.2
	(cm.g/t)	399	474	587	246	525	571	594	621	655	538	496	560	612	487	535

SA gold operations
Quarter ended		Jun 2020			Mar 2020			Six months ended Jun 2020
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	253	154	347	840	230	890	1,092	384	1,236
Advanced on reef	(m)	27	79	48	147	92	78	174	171	127
Channel width	(cm)	76	82	121	95	53	106	92	66	112
Average value	(g/t)	9.7	9.9	9.9	10.3	11.2	10.6	10.2	10.5	10.3
	(cm.g/t)	738	814	1,190	975	590	1,119	939	693	1,146

Quarter ended		Jun 2020				Mar 2020				Six months ended Jun 2020
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	275	166	3	626	1,184	476	67	1,450	1,459	643	69	2,076
Advanced on reef	(m)	98	61	3	95	209	56	47	227	307	116	50	321
Channel width	(cm)	198	105	166	116	109	116	178	95	137	110	177	101
Average value	(g/t)	4.2	11.8	6.7	1.8	7.0	10.9	6.1	8.6	5.7	11.4	6.2	6.3
	(cm.g/t)	837	1,237	1,109	212	763	1,271	1,089	814	786	1,253	1,090	637

Quarter ended		Jun 2020		Mar 2020		Six months ended Jun 2020
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	804	66	3,150	159	3,954	225
Advanced on reef	(m)	293	23	1,040	70	1,333	93
Channel width	(cm)	157	108	169	137	166	130
Average value	(g/t)	7.8	53.0	9.9	17.2	9.5	24.5
	(cm.g/t)	1,227	5,727	1,681	2,362	1,581	3,187

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 42

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share code: SSW

Issuer code: SSW

ISIN: ZAE 000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House

Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Vincent Maphai[1,2] (Chairman)

Neal Froneman[2] (CEO)

Charl Keyter[2] (CFO)

Elaine Dorward-King[1,3]

Harry Kenyon-Slaney[1,2]

Jerry Vilakazi[1,2]

Keith Rayner[1,2]

Nkosemntu Nika[1,2]

Rick Menell[1,2]

Savannah Danson[1,2]

Susan van der Merwe[1,2]

Timothy Cumming[1,2]

[1] Independent non-executive

[2] Appointed 24 February 2020

[3]Appointed 27 March 2020

JSE SPONSOR

J.P. Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton 2196

South Africa

Tel: +27 11 772 3000

Private Bag X14

Sandton 2146

South Africa

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary

Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

FORWARD-LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2020 45